International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2019

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

September 30, 2019

Contents

Section I: Executive Summary	Financial Results and Portfolio Performance	3
	Key Performance Indicators	5

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	10
	Net Income and Allocable Income	10

Section IV: Risk Management	Risk Governance	15
	Management of IBRD’s Risks	15

Section V: Fair Value Analysis	Fair Value Results	21

Section VI: Governance	Senior Management Changes	25

List of Tables, Figures and Boxes	Tables	26
	Figures	26
	Boxes	26

IBRD Management’s Discussion and Analysis: September 30, 2019 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the three-month period ended September 30, 2019 (FY20 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2019 (FY19). IBRD undertakes no obligation to update any forward-looking statements. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal years ended June 30,
	2019	2018	2019	2018	2017	2016
Lending Highlights (Section III)

Commitments [a]	$4,009	$1,551	$23,191	$23,002	$22,611	$29,729

Gross disbursements [b]	3,236	4,250	20,182	17,389	17,861	22,532

Net disbursements [b]	960	1,801	10,091	5,638	8,731	13,197

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(81)	$(90)	$(338)	$(178)	$(497)	$(705)

Net (loss) income	(116)	404	505	698	(237)	495

Balance Sheet

Total assets [c]	$277,377	$275,255	$283,031	$263,800	$258,648	$231,408

Net investment portfolio	75,029	79,128	81,127	73,492	71,667	51,760

Net loans outstanding	191,983	185,122	192,752	183,588	177,422	167,643

Borrowing portfolio	221,667	223,184	228,763	213,652	207,144	178,231

Key Management Indicators

Allocable Income (Section III)	$370	$226	$1,190	$1,161	$795	$593

Usable Equity [d,e] (Section IV)	$45,367	$43,471	$45,360	$43,518	$41,720	$39,424

Equity-to-loans Ratio [e] (Section IV)	22.9%	22.8%	22.8%	22.9%	22.8%	22.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document).
b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.

Effective June 30, 2019, derivatives are presented net by counterparty, after cash collateral received and the presentation of the prior periods has been aligned for comparability. (For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the fiscal year ended June 30, 2019).

d.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development area, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both of the WBG’s twin goals of ending extreme poverty and promoting shared prosperity by providing countries with investments, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

On October 1, 2018, the Board of Governors (the Governors) approved a General Capital Increase (GCI) and a Selective Capital Increase (SCI). The GCI and SCI are part of an agreed-upon capital package that includes institutional and financial reforms designed to ensure IBRD’s long-term financial sustainability. The package provides support for priorities such as crisis preparedness, prevention and management; situations of fragility, conflict and violence (FCV); climate change; gender equality; knowledge and convening; and regional integration. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over the next five years.

To meet its development goals, the WBG is increasing its focus on country programs in order to improve growth and development outcomes. Support is being expanded for countries at lower levels of income, and fragile and conflict-affected states.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD Management’s Discussion and Analysis: September 30, 2019 3

Management’s Discussion and Analysis	Section I: Executive Summary

Net Income and Allocable Income

IBRD had a net loss on a reported basis of $116 million for the first three months of FY20, compared with net income of $404 million during the same period in FY19. The net loss in FY20 was primarily due to unrealized mark-to-market losses on non-trading portfolios compared with unrealized mark-to-market gains in the same period last year. This was partially offset by the higher net interest revenue. Unrealized mark-to-market gains and losses on non-trading portfolios introduce volatility to IBRD’s reported net income. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income - the income measure used for net income allocation decisions.

IBRD’s allocable income during the first three months of FY20 was $370 million, an increase of $144 million from the same period in FY19. The increase was primarily due to higher net interest revenue during the first three months of FY20 as compared with the same period in FY19 (See Section III).

Loans

IBRD’s lending operations during the first three months of FY20 resulted in $4 billion of new loan commitments and $3.2 billion of gross loan disbursements. Net loans outstanding stood at $192 billion as of September 30, 2019 compared with $193 billion as of June 30, 2019.

Investments

IBRD’s investment portfolio decreased by $6 billion, from $81 billion as of June 30, 2019 to $75 billion as of September 30, 2019. The investments remain concentrated in the upper end of the credit spectrum, with 69% rated AA or above (see Table 8), reflecting IBRD’s objective of principal protection and the resulting preference for high-quality investments.

Borrowings

As of September 30, 2019, the borrowing portfolio totaled $222 billion, $7 billion below June 30, 2019. This decrease was mainly due to net medium-and long-term maturities of $5.7 billion in the period.

Usable Equity

IBRD’s usable equity has remained stable compared with June 30, 2019. During the first three months of FY20, IBRD received $388 million of paid-in capital under the GCI and SCI, bringing cumulative amounts received to $993 million.

4 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section I: Executive Summary

Key Performance Indicators

Lending – Lending commitments (including guarantees) were $2.5 billion higher compared with the same period in FY19 (Table 4). During the first three months of FY20, IBRD committed $4 billion to help its borrowing member countries finance their development needs. In the first three months of FY20, the regions with the largest share of commitments were Africa with 33% and Latin America & the Caribbean with 29%. As of September 30, 2019, IBRD’s net loans outstanding amounted to $192 billion, a decrease of $0.8 billion from June 30, 2019.

In billions of U.S dollars

Capital Adequacy and Liquidity – The Equity-to-Loans ratio was 22.9% as of September 30, 2019, marginally higher compared with 22.8% as of June 30, 2019. IBRD maintains high levels of liquidity in its investment portfolio to fund its liquidity needs, even under potential scenarios of severe market disruptions.

In billions of U.S dollars (except for ratio)

Financial Results – On a reported basis, IBRD had a $116 million net loss for the first three months of FY20, compared with net income of $404 million during the same period in FY19. The FY20 YTD loss primarily reflects unrealized mark-to-market losses on non-trading portfolios, compared with the unrealized mark-to-market gains on non-trading portfolio for the first three months of FY19 (See Table 1). IBRD’s allocable income of $370 million for the first three months of FY20 was $144 million higher compared with the same period in FY19.

In millions of U.S dollars - YTD

IBRD Management’s Discussion and Analysis: September 30, 2019 5

Management’s Discussion and Analysis	Section: II Overview

Section: II Overview

IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice, analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long-term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. Other products also include knowledge-sharing workshops focused on local issues, to flagship events and for a to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-

term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. However, borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s financial business model.

6 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section: II Overview

Figure 1: IBRD’s Financial Business Model

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency compositions of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. These strategies entail the use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments (both net of funding costs), and equity contribution (see Table 2). These revenues cover, administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is externally-funded. Such external funds include trust funds, reimbursable funds and revenues from fee-based services (to member countries), which are primarily Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

[2]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: September 30, 2019 7

Management’s Discussion and Analysis	Section: II Overview

In October 2018, the Governors approved a capital package consisting of a series of policy and financial measures designed to enhance IBRD’s financial capacity on a sustainable basis. The package included the following (See Section II in MD&A as of June 30, 2019 for more details).

1)	a GCI and SCI that will provide up to $7.5 billion in additional paid-in capital;

2)	new loan pricing measures, which became effective from July 1, 2018;

3)	an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income;
4)	continued efficiency measures and administrative simplification; and

5)

a financial sustainability framework, under which management provides an update of the sustainable annual lending limit and the Board approves a crisis buffer, which enables IBRD to respond to crises. For FY20, the approved crisis buffer is $10 billion, and crisis buffer-Adjusted Sustainable Annual Lending Limit is $28.1 billion.

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Condensed Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Fair Value Results

IBRD presents all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the Investment-Trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income

8 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section: II Overview

at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income on a reported basis after certain adjustments that are approved by the Board at the end of each fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1 for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and

Equity Management Framework). IBRD’s risk management strategy entails the use of derivatives to manage market risk. Derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with its financial risk management policies, IBRD maintains non-trading portfolios (loans, borrowings, and derivative instruments in the Equity Management Framework). As a result, for non-trading portfolios, allocable income only includes amounts that have been realized.

For trading portfolios (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

IBRD Management’s Discussion and Analysis: September 30, 2019 9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the three months ended September 30,	2019	2018	Variance
Interest revenue, net of funding costs
Loan interest margin	$367	$311	$56
Equity contribution, (including EMF)	204	199	5
Investments	40	(4)	44

Net interest revenue	$611	$506	$105

Provision for losses on loans and other exposures, net	(6)	(20)	14
Net non-interest expenses (Table 6)	(307)	(293)	(14)
Net other revenue (Table 5)	52	39	13
Board of Governors-approved and other transfers	(81)	(90)	9
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net	(385)	262	(647)

Net (loss) income	$(116)	$404	$(520)

Adjustments to reconcile net income to allocable income:
Pension and other adjustments	20	(6)	26
Board of Governors-approved and other transfers	81	90	(9)
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [a]	385	(262)	647

Allocable income	$370	$226	$144

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 15.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of September 30, 2019, total assets decreased by 2% from June 30, 2019. The decrease was primarily driven by the decrease in investments and due from banks.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	September 30, 2019	June 30, 2019	Variance
Investments and due from banks	$76,127	$82,310	$(6,183)
Net loans outstanding	191,983	192,752	(769)
Derivative Assets, net	3,487	2,840	647
Other assets	5,780	5,129	651

Total Assets	$277,377	$283,031	$(5,654)

Borrowings	224,034	230,180	(6,146)
Derivative Liabilities, net	2,215	3,053	(838)
Other liabilities	8,990	7,683	1,307
Equity	42,138	42,115	23

Total Liabilities and Equity	$277,377	$283,031	$(5,654)

Net Income and Allocable Income

On a reported basis, IBRD had a net loss of $116 million for the first three months of FY20, a decrease of $520 million compared with net income of $404 million during the same period in FY19. The FY20 YTD net loss was primarily due to unrealized mark-to-market losses on non-trading portfolios, compared with unrealized mark-to-market gains in the same period last year. The FY20 net income also reflects higher net interest revenue and a lower loan loss provision compared with FY19 (See Table 1).

For the first three months of FY20, IBRD’s allocable income was $370 million, an increase of $144 million compared with the same period in FY19. The higher allocable income was primarily due to higher net interest revenue (See Table 1).

10 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section III: Financial Results

Results from Lending activities

Loan Interest Margin and Equity Contribution

IBRD’s loans are financed through its equity, and borrowings raised in the capital markets. The lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans. In addition to the borrowing cost component, the lending rates also include a contractual spread and other risk and maturity premiums. (See the June 30, 2019 MD&A for a detailed discussion of IBRD’s loan terms).

The loan interest margin is comprised of the loan interest revenue for all of IBRD’s loans (regardless of whether the loans are funded by borrowings or equity), after deducting for the cost of borrowings and the equity contribution. The equity contribution relates to that portion of the loan interest revenue that is derived from loans that are funded by equity for which no borrowing cost is incurred. Equity contribution also includes the net interest revenue/expense associated with the EMF swaps.

For the first three months of FY20, IBRD’s loan interest margin was $367 million, an increase of $56 million compared with the same period in FY19 (Figure 3). The higher loan interest margin was driven by the gradual impact of the pricing measures previously adopted, evidenced by the higher proportion of loans subject to the new pricing, and the increase in lending volume during the period.

Figure 3: Loan Interest Margin In millions of U.S. dollars, YTD

For the first three months of FY20, equity contribution increased by $5 million compared to the same period of FY19, consistent with the increase in loan volume, as previously discussed. This was partially offset by the reduction in net interest revenue from the EMF swap positions.

Figure 4: Equity Contribution

In millions of U.S. dollars, YTD

Loans

As of September 30, 2019, IBRD’s net loans outstanding totaled $192 billion (Table 2), 0.4% lower compared with June 30, 2019 (Figure 5). The decrease was mainly attributable to $1.7 billion currency translation losses resulting from the 4% depreciation of the euro against the U.S. dollar, partially offset by positive net disbursements of $1 billion during the period.

Figure 5: Net Loans Outstanding

In billions of U.S. dollars

Gross disbursements during the first three months of FY20 were $3.2 billion, 24% lower than for the same period in FY19 (Table 3), primarily due to lower activity in Development Policy Financing (DPF) operations.

Commitments during the first three months of FY20 were $4 billion, 158% higher than for the same period in FY19 (Table 4), primarily due to significantly higher activities in both Investment Project Financing and DPF operations.

IBRD Management’s Discussion and Analysis: September 30, 2019 11

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Gross Disbursements by Region

In millions of U.S. dollars

	2019		2018
For the three months ended September 30,	Amount	% of total	Amount	% of total	Variance
Africa	$89	3%	$54	1%	$35
East Asia and Pacific	718	22	1,387	33	(669)
Europe and Central Asia	382	12	522	12	(140)
Latin America and the Caribbean	1,381	42	998	23	383
Middle East and North Africa	411	13	1,087	26	(676)
South Asia	255	8	202	5	53

Total	$3,236	100%	$4,250	100%	$(1,014)

Table 4: Commitments by Region In millions of U.S. dollars
	2019		2018
For the three months ended September 30,	Amount	% of total	Amount	% of total	Variance
Africa	$1,320	33%	$300	19%	$1,020
East Asia and Pacific	170	4	400	26	(230)
Europe and Central Asia	696	17	118	8	578
Latin America and the Caribbean	1,158	29	183	12	975
Middle East and North Africa	500	13	300	19	200
South Asia	165	4	250	16	(85)

Total	$4,009	100%	$1,551	100%	$2,458

Results from Investing Activities

Net Investment Revenue

During the first three months of FY20, IBRD’s net investment revenue amounted to $40 million, higher by $44 million compared with the same period in FY19. This increase was driven by higher average interest rates, as well as higher average investment balances during the period. Despite the decrease in the ending balance of the Net Investment Portfolio as of September 30, 2019, when compared with the same period in FY19, average investment balances were higher.

Figure 6: Net Investment Revenue

In millions of U.S. dollars, YTD

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio, which totaled $73 billion as of September 30, 2019, compared to $79 billion as of June 30, 2019 (See Notes to Condensed Quarterly Financial Statements, Note C: Investments). The decreased level of liquidity reflects maturities/prepayments of medium-and-long-term debt during the period.

Figure 7: Net Investment Portfolio In billions of U.S. dollars

Results from Borrowing Activities

As of September 30, 2019, the borrowing portfolio totaled $222 billion, a $7.1 billion decrease compared with June 30, 2019 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The decrease was primarily due to $5.7 billion of net maturities of medium-and-long-term debt during the period. The issuances of $13.7 billion during the period were highly diversified in terms of investor types and location with an average maturity of 3.2 years. The funds raised financed development lending operations and satisfied the liquidity requirements. As of September 30, 2019, the borrowing portfolio included short-term borrowings of $11 billion, $0.5 billion higher compared with June 30, 2019.

12 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section III: Financial Results

Figure 8: Borrowing Portfolio

In billions of U.S. dollars

Net Other Revenue

Net other revenue represents non-interest sources of revenue. Table 5 provides details on the composition of net other revenue, which was higher in the first three months of FY20, compared with the same period in FY19. The increase was mainly due to the return of unutilized funds previously contributed by IBRD to a recipient executed trust fund. This was partially offset by lower investment returns from PEBP assets as well as lower expenses for transactions associated with the Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), and the Pandemic Emergency Financing Facility (PEF) for the period.

Table 5: Net Other Revenue

In millions of U.S. dollars

For the three months ended September 30,	2019	2018	Variance
Loan commitment fees	$27	$25	$2
Guarantee fees	4	3	1
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	1	7	(6)
PAF and PEF [a]	(2)	3	(5)
Others	22	1	21

Net other revenue (Table 1)	$52	$39	$13

a.

Amount is fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally-funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost- and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 6 include costs related to IBRD-executed trust funds and other externally funded activities.

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

For the three months ended September 30,	2019	2018	Variance
Administrative and pension expenses
Staff costs	$244	$238	$6
Travel	30	28	2
Consultant and contractual services	66	62	4
Pension and other post-retirement benefits	75	62	13
Communications and technology	12	12	-
Equipment and buildings	32	34	(2)
Other expenses	17	12	5

Total administrative and pension expenses	$476	$448	$28

Grant making facilities	-	1	(1)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(105)	(105)	-
Other revenue	(64)	(51)	(13)

Total revenue from externally funded activities	$(169)	$(156)	$(13)

Net non-interest expenses (Table 1)	$307	$293	$14

IBRD Management’s Discussion and Analysis: September 30, 2019 13

Management’s Discussion and Analysis	Section III: Financial Results

Net non-interest expenses for the first three months of FY20 increased, primarily reflecting an increase in staff and pension costs, which was partially offset by higher revenue from externally funded activities.

Figure 9: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Unrealized mark-to-market gains/losses on non-trading Portfolios

These mainly relate to unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios. Since these are non-trading portfolios, any unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For first three months of FY20, $385 million of net unrealized mark-to-market losses ($262 million net unrealized mark-to-market gains for same period in FY19) were excluded from reported net income to arrive at allocable income (see Table 1).

Loan Portfolio

On a reported basis, all loans are reported at amortized cost, whereas the derivatives which convert loans to variable-rate instruments are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not evident in the reported net income. To show the economic effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing Portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, except for changes in IBRD’s own credit.

14 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with

IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD Management’s Discussion and Analysis: September 30, 2019 15

Management’s Discussion and Analysis	Section IV: Risk Management

Table 7: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	September 30, 2019	June 30, 2019	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital	$16,660	$16,346	$314	$390	$(76)
Special reserve	293	293	-	-	-
General reserve [a]	29,437	29,437	-	-	-
Cumulative translation adjustment [b]	(936)	(629)	(307)	-	(307)
Other adjustments	(87)	(87)	-	-	-

Equity (usable equity)	$45,367	$45,360	$7	$390	$(383)

Loans exposure	$194,010	$194,787	$(777)	$960	$(1,737)
Present value of guarantees	3,605	3,739	(134)	(48)	(86)
Effective but undisbursed DDOs	3,167	3,198	(31)	(15)	(16)
Related accumulated provisions	(1,647)	(1,655)	8	(6)	14
Deferred loan income	(457)	(461)	4	-	4
Other exposures	(911)	(907)	(4)	(4)	-

Loans (total exposure)	$197,767	$198,701	$(934)	$887	$(1,821)

Equity-to-Loans Ratio	22.9%	22.8%

a.	June 30, 2019 amount includes the transfer of $831 million to the General Reserve, which was approved by IBRD’s Executive Directors on August 8, 2019.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 7, IBRD’s equity-to-loans ratio marginally increased to 22.9% as of September 30, 2019, from 22.8% as of June 30, 2019, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of September 30, 2019.

16 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10: Country Exposures as of September 30, 2019 In billions of U.S. dollars

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The Board approved a new SBL framework on June 28, 2018, which became effective July 1, 2018. The new framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under the new system, for FY20 the SBL is $21.5 billion for highly creditworthy countries below the GDI, and $19.5 billion for highly creditworthy countries above the GDI.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the Exposure Exchange Agreement. For the first three months of FY20, IBRD recorded a provision for losses on loans and other exposures of $6 million, reflecting the impact of the change in exposure during the period.

As of September 30, 2019, IBRD’s accumulated provision for losses on loans and other exposures was $1,680 million, which was less than 1% of the underlying exposures, ($1,688 million as of June 30, 2019, less than 1% of total exposures).

As of September 30, 2019, only 0.2% of IBRD’s loans were in nonaccrual status, all related to Zimbabwe. During the first three months of FY20, IBRD received a payment of $0.75 million including interest from Zimbabwe ($1.5 million for full year FY19). (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

This is the normal risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure decreased by $6.2 billion during the first three months of FY20, to $74.7 billion as of September 30, 2019, consistent with the decrease in the investment portfolio.

As shown in Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 69% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties principally consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

IBRD Management’s Discussion and Analysis: September 30, 2019 17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of September 30, 2019
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$15,930	$11,565	$-	$27,495	37%
AA	2,388	21,143	528	24,059	32
A	16,579	6,355	160	23,094	31
BBB	2	35	-	37	*
BB or lower/unrated	-	7	*	7	*

Total	$34,899	$39,105	$688	$74,692	100%

	As of June 30, 2019
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$12,130	$11,548	$-	$23,678	29%
AA	858	29,468	122	30,448	38
A	18,590	7,818	277	26,685	33
BBB	4	32	-	36	*
BB or lower/unrated	-	8	2	10	*

Total	$31,582	$48,874	$401	$80,857	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Table 9: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of September 30, 2019
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$12,350	$1,328

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	3,930	-

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,113	458

			$18,393	$1,786

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation services to borrowing member countries, including to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (See Table 9).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2019, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate

18 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section IV: Risk Management

instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Low Interest Rate Environment

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY20, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: a charge for the risk that actual funding costs are higher than projected

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches.

The planned replacement of LIBOR presents risks to the financial instruments IBRD holds or originates. Given the uncertainty about availability of alternative reference rates, IBRD is actively participating in industry working groups and has an ongoing program to identify, evaluate and mitigate risks involved with the transition to alternate reference rate.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to absorb unexpected losses from arrears on loan repayments better, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

IBRD Management’s Discussion and Analysis: September 30, 2019 19

Management’s Discussion and Analysis	Section IV: Risk Management

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling. See Table 10.

Table 10: Liquidity Levels

	In billions of U.S. dollars	% Of Target Liquidity Level

Target Liquidity Level	66.0

Guideline Maximum Liquidity Level	99.0	150%

Prudential Minimum Liquidity Level	52.8	80%

Liquid Asset Portfolio as of September 30, 2019	72.8	110%

As of September 30, 2019, the liquid asset portfolio was 110% of the Target Liquidity Level. The increased level of liquidity reflects the higher Prudential Minimum, as well as higher projected debt service and loan disbursements for FY20. The FY20 Target Liquidity Level is set at $66 billion.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and external vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

20 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Section V: Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair Value Results

Fair value results on a comprehensive basis include the fair value changes reflected in the reported basis results relating to instruments at fair value in the investment and borrowing portfolios, and all other derivatives. The results also include changes in the fair value of loans carried at amortized cost, and changes in Accumulated Other Comprehensive Loss (AOCL). As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter, and therefore, valued using internally-developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of borrowing member countries and IFFIm, see Table 9). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

IBRD also calculates a DVA for changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk (own credit).

As of September 30, 2019, IBRD’s Condensed Balance Sheet included a DVA of $766 million in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (borrowings). The DVA includes $61 million of unrealized mark-to-market gains resulting from the widening of IBRD’s credit spreads relative to LIBOR during the first three months of FY20.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of September 30, 2019, IBRD’s Condensed Balance Sheet included a CVA and a DVA, on outstanding derivatives, of $21 million and $19 million, respectively.

Effect of Interest and Credit

After the effect of derivatives, virtually the entire loan and borrowing portfolios for IBRD carry variable interest rates. Therefore, the sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in income (Table 12).

The changes in fair value for financial instruments in IBRD’s non-trading portfolios resulted in net unrealized mark-to-market gains of $620 million for the first three months of FY20. See Table 11 for details.

Table 11: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

Gains (losses) for the three months ended September 30,	2019	2018
Borrowing portfolio	$171	$125
Loan portfolio	309	(164)
EMF	144	(105)
Asset-liability management portfolio	-	-
Client operations portfolio	(4)	-

Total	$620	$(144)

a.	See Table 14 for reconciliation to the fair value comprehensive basis net income.

IBRD Management’s Discussion and Analysis: September 30, 2019 21

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of September 30, 2019	Interest Rate Effect on Fair Value Income Sensitivity [a] [c]	Credit Effect on Fair Value Income Sensitivity [b] [c]
Borrowing portfolio	$6	$70
Loan portfolio	(9)	(35)
EMF	(13)	*
Investment portfolio	(1)	(4)

Total (losses)/gains	$(17)	$31

a.	After the effects of derivatives.
b.	Excludes CVA and DVA on derivatives.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.
*	Sensitivity is marginal.

Borrowing Portfolio

For the first three months of FY20, IBRD’s unrealized mark-to-market gains on the borrowing portfolio totaled $171 million, of which $110 million was reflected on the Condensed Statement of Income, and $61 million in OCI. The $110 million of net unrealized mark-to-market gains are mainly due to the impact on borrowing-related derivatives from the decrease in interest rates during the period. The $61 million of unrealized mark-to-market gains, represents the changes in IBRD’s own credit relative to LIBOR in the first three months of FY20. As shown in Table 12, the dollar value change corresponding to a one basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $70 million of unrealized mark-to-market gains.

Loan Portfolio

IBRD’s unrealized mark-to-market gains on the loan portfolio for the first three months of FY20 totaled $309 million. This was mainly driven by unrealized mark-to-market gains of $943 million on the loans partially offset by the unrealized mark-to-market losses of $634 million on the loan-related derivatives, primarily reflecting the downward movement in U.S. dollar interest rates during the period. As shown in Table 12, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $35 million of unrealized mark-to-market losses. See June 30, 2019 MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first three months of FY20, IBRD experienced $144 million of unrealized mark-to-market gains on the EMF portfolio, mainly driven by the impact of the downward movement in U.S. dollar interest rates during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity was approximately 3.1 years as of September 30, 2019.

As shown in Table 12, on a fair value basis, if interest rates increased by one basis-point across markets, IBRD would experience a net unrealized mark-to-market loss of approximately $13 million for the EMF portfolio as of September 30, 2019.

Figure 11 provides a breakdown of the overall sensitivity to interest rates of the borrowing, loan, EMF, and investment portfolios. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in reported net income. For example, for the borrowing portfolio, a one basis-point increase in interest rates would result in net unrealized mark-to-market gains of $70 million on the bonds. These would be offset by net unrealized mark-to-market losses of $64 million on the related swaps, resulting in net unrealized mark-to-market gains of $6 million for the portfolio.

Tables 13 to 15 provide a reconciliation from the reported basis to the fair value basis for both the Condensed Balance Sheet and Condensed Statement of Income.

22 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Figure 11: Sensitivity to Interest Rates as of September 30, 2019

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Table 13: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of September 30, 2019			As of June 30, 2019
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis

Due from banks	$1,088	$-	$1,088	$895	$-	$895
Investments	75,039	-	75,039	81,415	-	81,415
Net loans outstanding	191,983	5,543	197,526	192,752	4,615	197,367
Derivative Assets, net	3,487	-	3,487	2,840	-	2,840
Other assets	5,780	-	5,780	5,129	-	5,129

Total assets	$277,377	$5,543	$282,920	$283,031	$4,615	$287,646

Borrowings	$224,034	$8	$224,042	$230,180	$8	$230,188
Derivative Liabilities, net	2,215	-	2,215	3,053	-	3,053
Other liabilities	8,990	-	8,990	7,683	-	7,683

Total liabilities	235,239	8	235,247	240,916	8	240,924
Paid-in capital	17,449	-	17,449	17,061	-	17,061
Retained earnings and other equity	24,689	5,535	30,224	25,054	4,607	29,661

Total equity	42,138	5,535	47,673	42,115	4,607	46,722

Total liabilities and equity	$277,377	$5,543	$282,920	$283,031	$4,615	$287,646

Table 14: Reconciliation from Net Income to Net Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars

For the three months ended September 30,	2019	2018	Variance
Net (loss) income from Table 1	$(116)	$404	$(520)
Fair value adjustment on loans [a]	943	(461)	1,404
Changes to AOCL:
Currency translation adjustments	(298)	(14)	(284)
Others	49	29	20
Net Change in DVA on Fair Value option elected liabilities	61	52	9

Net income on fair value comprehensive basis	$639	$10	$629

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $6 million – September 30, 2019, and $20 million for September 30, 2018, respectively.

IBRD Management’s Discussion and Analysis: September 30, 2019 23

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 15: Fair Value Adjustments, net on non-trading portfolios

In millions of U.S. dollars

	For the three months ended September 30, 2019
	Unrealized gains (losses) [a]	Realized gains (losses)	Fair Value Adjustment from Table 14	Other Adjustments		Total from Table 11
Borrowing portfolio [b]	$109	$1	$-	$61	[d]	$171
Loan portfolio [c]	(634)	-	943	-		309
EMF	144	-	-	-		144
Asset-liability management portfolio [d]	-	-	-	-		-
Client operations portfolio	(4)	-	-	-		(4)

Total	$(385)	$1	$943	$61		$620

	For the three months ended September 30, 2018
	Unrealized gains (losses) [a]	Realized gains (losses)	Fair Value Adjustment from Table 14	Other Adjustments		Total from Table 11
Borrowing portfolio [b]	$71	$1	$-	$53	[d]	$125
Loan portfolio [c]	296	1	(461)	-		(164)
EMF	(105)	-	-	-		(105)
Asset-liability management portfolio [d]	-	-	-	-		-
Client operations portfolio	(* )	-	-	*		-

Total	$262	$2	$(461)	$53		$(144)

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.	Includes related derivatives.
c.	Comprises derivatives on loans.
d.

Amount primarily represents change in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income.

*	Indicates amount less than $0.5 million.

24 IBRD Management’s Discussion and Analysis: September 30, 2019

Management’s Discussion and Analysis	Section VI: Governance

Section VI: Governance

Senior Management Changes

On July 12, 2019, Anshula Kant was appointed as the new Managing Director and WBG Chief Financial Officer (MDCFO). Effective October 7, 2019, Ms. Kant assumed her position as MDCFO.

Kristalina Georgieva retired as WBG Chief Executive Officer (MDCEO). Effective October 1, 2019, Axel van Trotsenburg was appointed as World Bank Managing Director, Operations.

IBRD Management’s Discussion and Analysis: September 30, 2019 25

Management’s Discussion and Analysis

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	10
Table 2: Condensed Balance Sheet	10
Table 3: Gross Disbursements by Region	12
Table 4: Commitments by Region	12
Table 5: Net Other Revenue	13
Table 6: Net Non-Interest Expenses	13
Table 7: Equity-to-Loans Ratio	16
Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	18
Table 9: Non-Commercial Counterparty Credit Risk	18
Table 10: Liquidity Levels	20
Table 11: Summary of Fair Value Adjustments on Non-Trading Portfolios	21
Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income	22
Table 13: Condensed Balance Sheet on a Fair Value Basis	23
Table 14: Reconciliation from Net Income to Net Income on a Fair Value Comprehensive Basis	23
Table 15: Fair Value Adjustments, net on non-trading portfolios	24

Figures

Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Loan Interest Margin	11
Figure 4: Equity Contribution	11
Figure 5: Net Loans Outstanding	11
Figure 6: Net Investment Revenue	12
Figure 7: Net Investment Portfolio	12
Figure 8: Borrowing Portfolio	13
Figure 9: Net Non-Interest Expenses	14
Figure 10: Country Exposures as of September 30, 2019	17
Figure 11: Sensitivity to Interest Rates as of September 30, 2019	23

Boxes

Box 1: Selected Financial Data	2

26 IBRD Management’s Discussion and Analysis: September 30, 2019

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2019

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2019 (Unaudited)	June 30, 2019 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$969	$777

Restricted cash	119	118

	1,088	895

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $21 million—September 30, 2019; $10 million—June 30, 2019)—Notes C and K	74,853	81,247

Securities purchased under resale agreements—Note C and K	186	168

Derivative assets, net—Notes C, F and K	3,487	2,840

Loans outstanding—Notes D, I and K

Total loans	260,414	262,612

Less undisbursed balance	(66,404)	(67,825)

Loans outstanding	194,010	194,787

Less:

Accumulated provision for loan losses	(1,570)	(1,574)

Deferred loan income	(457)	(461)

Net loans outstanding	191,983	192,752

Other assets—Notes C, D, E and I	5,780	5,129

Total assets	$277,377	$283,031

28 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

	September 30, 2019 (Unaudited)	June 30, 2019 (Unaudited)
Liabilities

Borrowings—Notes E and K	$224,034	$230,180

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	21	10

Derivative liabilities, net—Notes C, F and K	2,215	3,053

Other liabilities—Notes C, D and I	8,969	7,673

Total liabilities	235,239	240,916

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—September 30, 2019, and June 30, 2019)

Subscribed capital (2,349,172 shares—September 30, 2019, and 2,320,659 shares—June 30, 2019)	283,392	279,953

Less uncalled portion of subscriptions	(265,943)	(262,892)

Paid-in capital	17,449	17,061

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(384)	(382)

Receivable amounts to maintain value of currency holdings	(232)	(292)

Deferred amounts to maintain value of currency holdings	(110)	24

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,691	28,807

Accumulated other comprehensive loss—Note J	(3,276)	(3,103)

Total equity	42,138	42,115

Total liabilities and equity	$277,377	$283,031

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2019	2018
Net interest revenue

Interest revenue
Loans, net—Note D	$1,324	$1,199
Equity management, net	(5)	(4)
Investments—Trading, net	413	325
Other, net	5	10

Borrowing expenses, net—Note E	(1,182)	(1,088)

Interest revenue, net of borrowing expenses	555	442

Provision for losses on loans and other exposures—Note D	(6)	(20)

Non-interest revenue
Revenue from externally funded activities—Note I	169	156
Commitment charges—Note D	27	25
Other	32	9

Total	228	190

Non-interest expenses

Administrative—Notes H and I	(490)	(464)

Pension—Note H	14	16

Contributions to special programs	-	(1)

Other	(6)	(6)

Total	(482)	(455)

Board of Governors-approved and other transfers—Note G	(81)	(90)

Non-functional currency translation adjustments, net	-	-

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	54	73

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	(384)	264

Net (loss) income	$(116)	$404

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2019	2018
Net (loss) income	$(116)	$404
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	43	22
Amortization of unrecognized prior service costs	6	6
Other	-	1
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	61	52
Currency translation adjustment	(283)	(12)

Total other comprehensive (loss) income	(173)	69

Comprehensive (loss) income	$(289)	$473

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2019	2018
Retained earnings at beginning of the fiscal year	$28,807	$28,457
Cumulative effect of change in accounting principle—Notes A, G and J	-	(155)
Net (loss) income for the period	(116)	404

Retained earnings at end of the period	$28,691	$28,706

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2019	2018
Cash flows from investing activities
Loans
Disbursements	$(3,226)	$(4,238)
Principal repayments	2,260	2,413
Principal prepayments	15	36
Loan origination fees received	3	3
Net derivatives-loans	3	2
Other investing activities, net	(25)	(28)

Net cash used in investing activities	(970)	(1,812)

Cash flows from financing activities
Medium and long-term borrowings
New issues	13,705	14,625
Retirements	(19,617)	(8,257)
Short-term borrowings (original maturities greater than 90 days)
New issues	3,863	1,281
Retirements	(4,607)	(2,102)
Net short-term borrowings (original maturities less than 90 days)	1,196	2,194
Net derivatives-borrowings	(195)	(424)
Capital subscriptions	388	-
Other capital transactions, net	-	1

Net cash (used in) provided by financing activities	(5,267)	7,318

Cash flows from operating activities
Net (loss) income	(116)	404
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	384	(264)
Non-functional currency translation adjustments, net	-	-
Depreciation and amortization	241	209
Provision for losses on loans and other exposures	6	20
Changes in:
Investments-Trading, net	6,302	(5,700)
Other assets and liabilities	(369)	(184)

Net cash provided by (used in) operating activities	6,448	(5,515)

Effect of exchange rate changes on unrestricted and restricted cash	(18)	(3)

Net increase (decrease) in unrestricted and restricted cash	193	(12)
Unrestricted and restricted cash at beginning of the fiscal year	895	619

Unrestricted and restricted cash at end of the period	$1,088	$607

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,738)	$(243)
Investment portfolio	(7)	11
Borrowing portfolio	(1,134)	(144)
Capitalized loan origination fees included in total loans	10	12
Interest paid on borrowing portfolio	1,351	941

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2019, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2019, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Beginning from the quarter ended September 30, 2019, all fair value disclosures relating to financial instruments are included in Note K.

Accounting and Reporting Developments

Evaluated accounting standards:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU and its subsequent amendments require that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged, with some targeted improvements. IBRD adopted the ASUs in the quarter ended September 30, 2019, using the modified retrospective method of adoption without restating prior periods. IBRD elected the practical expedients permitted by the standard not to reassess the following: the lease classification of existing leases, whether existing contracts contain a lease, and the treatment of initial direct costs on existing leases. Upon adoption, IBRD recorded a lease liability of $469 million in Other liabilities and a right of use asset of $486 million in Other assets.

In June 2018, the FASB issued ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. The portion of the ASU applicable to contributions received became effective from the quarter ended September 30, 2018, while the portion of the ASU applicable to contributions made became effective from the quarter ended September 30, 2019. The adoption of this ASU had no impact on IBRD’s financial statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 33

Accounting standards under evaluation:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU and its subsequent amendments introduce a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASUs will be effective from the quarter ending September 30, 2020. IBRD is currently evaluating the impact of the ASUs on its financial statements.

In August 2018, the FASB issued the following three ASUs. IBRD is currently evaluating the impact of these ASUs on its financial statements.

ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance will be effective for IBRD from the quarter ending September 30, 2020.

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021.

ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IBRD from the quarter ending September 30, 2020.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2018	2,307,600	2,277,364
General Capital Increase/Selective Capital Increase (GCI/SCI)	476,273	43,295

As of June 30, 2019	2,783,873	2,320,659
GCI/SCI	-	28,513

As of September 30, 2019	2,783,873	2,349,172

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2018	$274,730	$(258,274)	$16,456
GCI/SCI	5,223	(4,618)	605

As of June 30, 2019	279,953	(262,892)	17,061
GCI/SCI	3,439	(3,051)	388

As of September 30, 2019	$283,392	$(265,943)	$17,449

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

The subscription period for the GCI and SCI agreed by shareholders in 2010 ended on March 16, 2018 and March 16, 2017, respectively.

34 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by $7.5 billion over the next five years.

NOTE C—INVESTMENTS

As of September 30, 2019, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Postretirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio was as follows:

Table C1: Net investment portfolio composition

    In millions of U.S. dollars

	September 30, 2019	June 30, 2019
Net Investment Portfolio
Liquid asset portfolio	$72,760	$78,900
PEBP holdings	1,639	1,605
AMC holdings	240	252
PCRF holdings	390	370

Total	$75,029	$81,127

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximates fair value. As of September 30, 2019, the majority of investments was comprised of government and agency obligations, and time deposits (55% and 39%, respectively), with all instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2019, Japanese Government Instruments and U.S. Treasuries represented the largest holding from a single counterparty and amounted to 20% and $11%, respectively of Investments–Trading. Over 99% of IBRD’s investments were rated A and above, as of September 30, 2019.

A summary of IBRD’s Investments-Trading was as follows:

Table C2: Investments-Trading composition

    In millions of U.S. dollars

	September 30, 2019	June 30, 2019
Alternative investments [a]	$471	$436
Asset Backed Securities (ABS)	3,391	3,730
Equity securities [b]	714	724
Government and agency obligations	41,153	37,279
Time deposits	29,124	39,078

Total	$74,853	$81,247

a.	Comprised of investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value (NAV).
b.	Includes $414 million of investments in commingled funds at NAV, related to PEBP holdings ($409 million—June 30, 2019).

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 35

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C3: Net investment portfolio position

In millions of U.S. dollars

	September 30, 2019	June 30, 2019
Investments—Trading	$74,853	$81,247
Securities purchased under resale agreements	186	168
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(575)	(341)
Derivative assets
Currency swaps and forward contracts	686	156
Interest rate swaps	49	43
Other	*	1

Total	735	200

Derivative liabilities
Currency swaps and forward contracts	(116)	(647)
Interest rate swaps	(101)	(72)
Other	(2)	(1)

Total	(219)	(720)

Cash held in investment portfolio [b]	830	626
Receivable from investment securities traded [c]	76	67
Payable for investment securities purchased [d]	(857)	(120)

Net investment portfolio	$75,029	$81,127

a.	Includes $554 million of cash collateral received from counterparties under derivative agreements ($331 million—June 30, 2019).
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount includes $121 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($114 million—June 30, 2019).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of September 30, 2019 and June 30, 2019, there were no short sales included in Other liabilities on the Condensed Balance Sheet.

The following table summarizes the currency composition of IBRD’s net investment portfolio:

Table C4: Net investment portfolio currency composition

In millions of U.S. dollars

	September 30, 2019		June 30, 2019
Currency	Carrying Value	Weighted average repricing (years) [a]	Carrying Value	Weighted average repricing (years) [a]
U.S. dollar	$74,691	0.22	$80,451	0.22
Others	338	1.44	676	0.47

Total	$75,029	0.22	$81,127	0.22

a.

The weighted average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier, weighted by the carrying value of instruments. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

36 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

Table C5: Collateral received

In millions of U.S. dollars

	September 30, 2019	June 30, 2019
Collateral received
Cash	$554	$331
Securities	1,208	985

Total collateral received	$1,762	$1,316

Collateral permitted to be repledged	$1,762	$1,316
Amount of collateral repledged	-	-
Amount of Cash Collateral invested	161	129

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2019 and June 30, 2019, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 37

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

Table C6: Amounts related to securities transferred under repurchase or securities lending agreements

In millions of U.S. dollars

	September 30, 2019	June 30, 2019	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$21	$10	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$10	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

On September 30, 2019 and June 30, 2019 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings:

Tables C7: Composition of liabilities related to securities transferred under repurchase or securities lending agreements

In millions of U.S. dollars

	September 30, 2019
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$18	$-	$18
Equity securities	3	-	3

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$21	$-	$21

Tables C7.1:

In millions of U.S. dollars

	June 30, 2019
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$7	$-	$7
Equity securities	3	-	3

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$10	$-	$10

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2019 and June 30, 2019, there were no securities purchased under resale agreements that had not settled. For the resale agreements, IBRD received securities with a fair value of $186 million ($168 million—June 30, 2019). As of September 30, 2019 and June 30, 2019, none of these securities had been transferred under repurchase or security lending agreements.

38 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of September 30, 2019, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

As of September 30, 2019, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	September 30, 2019
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,182	$23,182
Medium	-	-	-	-	-	-	85,155	85,155
High	3	-	-	-	-	3	85,237	85,240

Loans in accrual status	3	-	-	-	-	3	193,574	193,577

Loans in nonaccrual status	-	-	-	-	433	433	-	433

Total	$3	$-	$-	$-	$433	$436	$193,574	$194,010

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 39

Table D1.1

In millions of U.S. dollars

	June 30, 2019
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,608	$23,608
Medium	-	-	-	-	-	-	85,244	85,244
High	4	-	-	19	-	23	85,478	85,501

Loans in accrual status	4	-	-	19	-	23	194,330	194,353

Loans in nonaccrual status	-	-	-	-	434	434	-	434

Total	$4	$-	$-	$19	$434	$457	$194,330	$194,787

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms, and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

The risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

40 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D2: Accumulated provisions

In millions of U.S. dollars

	September 30, 2019			June 30, 2019
	Loans	Other [a]	Total	Loans	Other [a]		Total
Accumulated provision, beginning of the fiscal year	$1,574	$114	$1,688	$1,553	$92		$1,645
Provision - charge (release)	7	(1)	6	28	22		50
Translation adjustment	(11)	(3)	(14)	(7)	(*	)	(7)

Accumulated provision, end of the period/fiscal year	$1,570	$110	$1,680	$1,574	$114		$1,688

Composed of accumulated provision for losses on:
Loans in accrual status	$1,354			$1,357
Loans in nonaccrual status	216			217

Total	$1,570			$1,574

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$193,577			$194,353
Loans at amortized cost in nonaccrual status	433			434

Total	$194,010			$194,787

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEAs) for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows

	Condensed Balance Sheet	Condensed Statement of Income

Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative assets, net	Unrealized mark-to-market gains/losses on non-trading portfolios

Overdue Amounts

At September 30, 2019, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D3: Loans in nonaccrual status

In millions of U.S. dollars
	September 30, 2019	June 30, 2019
Recorded investment in nonaccrual loans [a]	$433	$434
Accumulated provision for loan losses on nonaccrual loans	216	217
Average recorded investment in nonaccrual loans for the fiscal year	433	434
Overdue amounts of nonaccrual loans:	997	988
Principal	433	434
Interest and charges	564	554

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended September 30,
	2019	2018
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$9

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 41

During the three months ended September 30, 2019 and September 30, 2018, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2019, less than $1 million interest income was recognized on loans in nonaccrual status (Nil — September 30, 2018).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status is presented in the following table:

Table D3.1

In millions of U.S. dollars
	Principal	Principal, Interest and	Nonaccrual
Borrower	Outstanding	Charges Overdue	Since

Zimbabwe	$433	$997	October 2000

Guarantees

Guarantees of $7,267 million were outstanding as of September 30, 2019 ($7,429 million—June 30, 2019). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2039.

As of September 30, 2019, liabilities of $496 million related to IBRD’s obligations under guarantees ($510 million—June 30, 2019), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $106 million ($108 million—June 30, 2019).

During the three months ended September 30, 2019 and September 30, 2018, no guarantees provided by IBRD were called.

Information on the location and amounts associated with the Exposure Exchange Agreements (EEAs) executed with Multilateral Investment Guarantee Agency (MIGA), Asian Development Bank (ADB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D4: Amounts associated with EEAs

In millions of U.S. dollars
	September 30, 2019			June 30, 2019
	Notional Amount	(Stand ready obligation) Asset	(Provision) Recoverable Asset	Notional Amount	(Stand ready obligation) Asset	(Provision) Recoverable Asset	Location on Condensed Balance Sheet

Guarantee provided [a,c]	$3,658	$(226)	$(35)	$3,661	$(231)	$(35)	Other liabilities
Guarantee received [b]	(3,656)	226	33	(3,662)	231	33	Other assets

	$2	$-	$(2)	$(1)	$-	$(2)

a.

For the three months ended September, 2019, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes no provisions relating to Guarantee provided (Nil —three months ended September 30,2018).

b.

For the three months ended September 30, 2019, Other, net, line on the Condensed Statement of Income does not include any amount in relation to Recoverable asset relating to Guarantee received (Less than $1 million—three months ended September 30, 2018).

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $7,267 million, obligations under guarantees of $496 million and accumulated provision for guarantee losses of $106 million, respectively ($7,429 million, $510 million and $108 million, respectively—June 30, 2019).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

42 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

The reduction in net income resulting from waivers of loan charges is summarized below:

Table D5: Waivers of loan charges

In millions of U.S. dollars
	Three Months Ended September 30,
	2019	2018
Interest waivers	$9	$12
Commitment charge waivers	*	*
Front-end fee waivers	2	2

Total	$11	$14

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2019, one country contributed in excess of 10% of total loan revenue; this amounted to $152 million.

Information about IBRD’s loans outstanding and associated loan revenue by geographic region is presented in the following table:

Table D6: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars
	September 30, 2019		September 30, 2018
Region	Loans Outstanding	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]
Africa	$4,924	$70	$4,554	$66
East Asia and Pacific	42,399	351	40,251	323
Europe and Central Asia	44,299	209	46,372	203
Latin America and the Caribbean	59,292	507	57,060	473
Middle East and North Africa	26,994	186	24,083	155
South Asia	16,102	132	14,827	117

Total	$194,010	$1,455	$187,147	$1,337

a.	Does not include interest expenses, net of $104 million from loan related derivatives ($113 million—September 30, 2018). Includes commitment charges of $27 million ($25 million—September 30, 2018).

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2019, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 43

Table E1: Borrowings after derivatives

In millions of U.S. dollars
	September 30, 2019	June 30, 2019
Borrowings [a]	$224,034	$230,180
Currency swaps, net	2,688	1,929
Interest rate swaps, net	(5,055)	(3,346)

	$221,667	$228,763

a.  Includes $401 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($431 million—June 30, 2019).

For the three months ended September 30, 2019, Borrowing expenses on the Condensed Statement of Income of $1,182 million ($1,088 million—three months ended September 30, 2018) include $136 million of interest revenue, net, related to derivatives associated with the Borrowing portfolio ($165 million—three months ended September 30, 2018).

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Gross amounts in the tables represent the amounts receivable (payable) for instruments that are in a net asset (net liability) position. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

44 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
	September 30, 2019
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities

	Gross Amounts	Gross Amounts Offset	Net Amounts		Gross Amounts	Gross Amounts Offset	Net Amounts

Interest rate swaps	$27,029	$(18,244)	$8,785		$21,391	$(15,649)	$5,742
Currency swaps [a]	70,274	(63,292)	6,982		74,736	(66,541)	8,195
Other [b]	1	(1)	*		12	(10)	2

Total	$97,304	$(81,537)	$15,767	[d]	$96,139	$(82,200)	$13,939	[d]

Less:
Amounts subject to legally enforceable master netting agreements			11,726	[e]			11,724	[f]
Cash collateral received [c]			554				-

Net derivative position on the Balance Sheet			$3,487				$2,215

Less:
Securities collateral received [c]			1,035

Net derivative exposure after collateral			$2,452

a. Includes currency forward contracts and structured swaps.

b. These relate to swaptions, exchange traded options and futures contracts.

c. Does not include excess collateral received.

d. Total is based on amounts where derivatives have been netted by instrument.

e. Includes $21 million CVA adjustment.

f. Includes $19 million DVA adjustment.

* Indicates amount less than $0.5 million.

Table F1.1

In millions of U.S. dollars
	June 30, 2019
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities

	Gross Amounts	Gross Amounts Offset	Net Amounts		Gross Amounts	Gross Amounts Offset	Net Amounts

Interest rate swaps	$24,072	$(16,907)	$7,165		$24,553	$(19,201)	$5,352
Currency swaps [a]	49,988	(43,743)	6,245		96,086	(88,142)	7,944
Other [b]	2	(1)	1		8	(7)	1

Total	$74,062	$(60,651)	$13,411	[d]	$120,647	$(107,350)	$13,297	[d]

Less:
Amounts subject to legally enforceable master netting agreements			10,240	[e]			10,244	[f]
Cash collateral received [c]			331				-

Net derivative position on the Balance Sheet			$2,840				$3,053

Less:
Securities collateral received [c]			796

Net derivative exposure after collateral			$2,044

a. Includes currency forward contracts and structured swaps.

b. These relate to swaptions, exchange traded options and futures contracts.

c. Does not include excess collateral received.

d. Total is based on amounts where derivatives have been netted by instrument.

e. Includes $18 million CVA adjustment.

f. Includes $22 million DVA adjustment.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 45

The following table provides information about the notional amounts and credit risk exposures of IBRD’s derivative instruments:

Table F2: Notional amounts and credit risk exposure of the derivative instruments

In millions of U.S. dollars
Type of contract	September 30, 2019	June 30, 2019
Investments - Trading
Interest rate swaps
Notional principal	$11,726	$8,996
Credit exposure	49	43
Currency swaps [b]
Credit exposure	686	156
Other [a]
Notional long position	997	679
Notional short position	46	38
Credit exposure	*	1

Loans
Interest rate swaps
Notional principal	26,558	23,144
Credit exposure	42	38
Currency swaps
Credit exposure	907	768

Client operations
Interest rate swaps
Notional principal	20,788	20,520
Credit exposure	1,368	1,199
Currency swaps [b]
Credit exposure	985	1,061

Borrowings
Interest rate swaps
Notional principal	235,898	250,004
Credit exposure	6,119	4,878
Currency swaps
Credit exposure	4,404	4,260

Other derivatives
Interest rate swaps
Notional principal	150,284	151,713
Credit exposure	1,207	1,007
Currency swaps
Credit exposure	-	-

Total credit exposure
Interest rate swaps	8,785	7,165
Currency swaps [b]	6,982	6,245
Other	*	1

Total exposure	15,767	13,411

a.  Includes swaptions, exchange traded options and futures contracts and TBAs. Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.

b.  Includes currency forward contracts and structured swaps.

*  Indicates amount less than $0.5 million.

46 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2019 is $1,993 million ($2,777 million—June 30, 2019). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2019, the amount of collateral that would need to be posted would be $388 million ($590 million—June 30, 2019). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,993 million ($2,777 million—June 30, 2019). In contrast, IBRD received collateral totaling $1,762 million as of September 30, 2019 ($1,316 million—June 30, 2019), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivatives a

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
	Reported as:	Three Months Ended September 30,
		2019	2018

Interest rate swaps		$1,075	$(262)

Currency swaps (including currency forward contracts and structured swaps)	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	381	(228)

Total		$1,456	$(490)

a. For alternative disclosures about trading derivatives, see table F4.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investments – Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars
Reported as:	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended September 30,
	2019		2018
Type of instrument
Fixed income (including associated derivatives)	$54		$67
Equity	(*	)	6

Total	$54		$73

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
*	Indicates amount less than $0.5 million.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 47

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 8, 2019, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2019; an increase in General Reserve by $831 million and an increase in the Pension Reserve by $6 million.

On July 22, 2019, IBRD’s Board of Governors approved a transfer of $81 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on July 31, 2019.

Subsequent events:

On October 1, 2019, IBRD’s Board of Governors approved a transfer of $45 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on October 21, 2019.

On October 18, 2019, IBRD’s Board of Governors approved a transfer to the International Development Association (IDA) of $259 million and a transfer of $100 million to surplus out of the net income earned in the fiscal year ended June 30, 2019. The transfer to IDA was made on October 29, 2019.

Retained earnings comprise the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	September 30, 2019		June 30, 2019
Special reserve	$293		$293
General reserve	29,437		28,606
Pension reserve	793		787
Surplus	45		126
Cumulative fair value adjustments [a]	(2,165	) [b]	(1,888	) [b]
Unallocated net income	323		843
Restricted retained earnings	(5)		40
Other reserves [c]	(30)		-

Total	$28,691		$28,807

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Includes cumulative effect of $155 million related to the change in accounting principle from the adoption of ASU 2016-01 on instrument specific credit risk for fair value option elected liabilities (DVA), on July 1, 2018.

c.	Other reserves include translation adjustments on non-functional currencies.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

48 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA.

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2019				September 30, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit cost
Service cost	$137	$36	$24	$197	$118	$31	$21	$170
Interest cost	172	30	17	219	183	30	17	230
Expected return on plan assets	(256)	(43)	-	(299)	(252)	(40)	-	(292)
Amortization of unrecognized prior service costs	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses	22	-	21	43	5	-	17	22

Net periodic pension cost	$76	$27	$63	$166	$55	$25	$56	$136

Of which:
IBRD’s share	$34	$12	$29	$75	$25	$11	$26	$62
IDA’s share	42	15	34	91	30	14	30	74

The components of net periodic pension cost, other than the service cost component, are included in the line item Pension in the Condensed Statement of Income. The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2019				September 30, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$137	$36	$24	$197	$118	$31	$21	$170
Of which:
IBRD’s share [a]	$62	$16	$11	$89	$54	$14	$10	$78
IDA’s share	75	20	13	108	64	17	11	92

a. Included in Administrative non-interest expenses line on the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	September 30, 2019				June 30, 2019
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services	$242	$44	$11	$297	$327	$67	$9	$403
Derivative Transactions [a]
Derivative assets, net	77	-	-	77	71	-	-	71
Derivative liabilities, net	(280)	-	-	(280)	(365)	-	-	(365)
Pension and Other Postretirement Benefits	(661)	(413)	(15)	(1,089)	(683)	(414)	(15)	(1,112)
Investments	-	(121)	-	(121)	-	(114)	-	(114)

	$(622)	$(490)	$(4)	$(1,116)	$(650)	$(461)	$(6)	$(1,117)

a. Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 49

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – net
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other liabilities on the Condensed Balance Sheet.

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of September 30, 2019 and June 30, 2019, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2019, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2019), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2019). These include an accumulated provision for guarantee losses of less than one million (less than one million—June 30, 2019).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2019, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $454 million ($412 million—three months ended September 30, 2018).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three months ended September 30, 2019, IBRD’s revenue is net of revenue allocated to IDA of $66 million ($51 million—three months ended September 30, 2018) and is included in Revenue from externally funded activities on the Condensed Statement of Income.

This revenue also includes revenue from contracts with customers as follows:

Table I2: Revenue from contracts with customers

In millions of U.S. dollars
	Three Months Ended September 30,		Description
	2019	2018
Trust fund fees	$22	$18	Administrative and trustee services for trust funds
Other	24	2	Reimbursable advisory services and asset management services

	$46	$20

Of which:
IBRD’s share	$22	$10
IDA’s share	24	10

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to transfer certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

50 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with customers:

Table I3: Receivables and contract liabilities related to revenue from contract with customers

In millions of U.S. dollars
	September 30, 2019	June 30, 2019
Receivables	$68	$34
Contract liabilities	159	161

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars
	Three Months Ended September 30,
	2019	2018
Fees charged to IFC	$17	$17
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on functional currency, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging and pension-related items. These items are presented in the Condensed Statement of Comprehensive Income.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 51

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Three Months Ended September 30, 2019
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(18)	$-	$(18)	$(283)	$-	$(283)	$(301)

DVA on Fair Value option elected liabilities	705	-	705	61	(* )	61	766

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	-	(3,678)	-	43	43	(3,635)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(112)	-	(112)	-	6	6	(106)

Other	(* )	-	(* )	-	*	*	(* )

Total Accumulated Other Comprehensive Loss	$(3,103)	$-	$(3,103)	$(222)	$49	$(173)	$(3,276)

Table J1.1:
In millions of U.S. dollars
	Three Months Ended September 30, 2018
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$-	$139	$(12)	$-	$(12)	$127

DVA on Fair Value option elected liabilities	-	155	155	51	1	52	207

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	-	(2,423)	-	22	22	(2,401)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	-	(136)	-	6	6	(130)

Other	(2)	-	(2)	-	1	1	(1)

Total Accumulated Other Comprehensive Loss	$(2,422)	$155	$(2,267)	$39	$30	$69	$(2,198)

* Indicates amount less than $0.5 million.

NOTE K—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of September 30, 2019 and June 30, 2019, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans

There were no loans carried at fair value as of September 30, 2019 and June 30, 2019. IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

52 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of September 30, 2019, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and To-Be-Announced (TBA) securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on Fair Value Option Elected Liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 53

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	September 30, 2019		June 30, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$1,088	$1,088	$895	$895
Investments-Trading (including Securities purchased under resale agreements)	75,039	75,039	81,415	81,415
Net loans outstanding	191,983	197,526	192,752	197,367
Derivative assets, net	3,487	3,487	2,840	2,840
Liabilities
Borrowings	224,034	224,042	230,180	230,188
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	21	21	10	10
Derivative liabilities, net	2,215	2,215	3,053	3,053

54 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	September 30, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Alternative investments [a]	$-	$-	$-	$471
ABS	-	3,391	-	3,391
Equity securities	300	-	-	714	[b]
Government and agency obligations	25,140	16,013	-	41,153
Time deposits	1,817	27,307	-	29,124

Total Investments – Trading	$27,257	$46,711	$-	$74,853
Securities purchased under resale agreements	22	164	-	186
Derivative Assets
Currency swaps and currency forward contracts [c]	$-	$6,827	$155	$6,982
Interest rate swaps	-	8,648	137	8,785
Other [d]	-	*	-	*

	$-	$15,475	$292	$15,767
Less:
Amounts subject to legally enforceable master netting agreements [e]				11,726
Cash collateral received				554

Derivative Assets, net				$3,487
Liabilities:
Borrowings	$-	$218,647	$5,387	$224,034
Securities sold under repurchase agreements and securities lent under securities lending agreements [f]	-	21	-	21
Derivative Liabilities
Currency swaps and currency forward contracts	-	7,982	213	8,195
Interest rate swaps	-	5,605	137	5,742
Other [d]	2	*	-	2

	$2	$13,587	$350	$13,939
Less:
Amounts subject to legally enforceable master netting agreements [g]				11,724

Derivative Liabilities, net				$2,215

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $414 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Includes structured swaps.
d.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
e.	Includes $21 million CVA adjustment.
f.	Excludes $554 million relating to payable for cash collateral received.
g.	Includes $19 million DVA adjustment.
*	Indicates amount less than $0.5 million.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 55

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Alternative investments [a]	$-	$-	$-	$436
ABS	-	3,730	-	3,730
Equity securities	315	-	-	724	[b]
Government and agency obligations	24,022	13,257	-	37,279
Time deposits	2,079	36,999	-	39,078

Total Investments – Trading	$26,416	$53,986	$-	$81,247
Securities purchased under resale agreements	10	158	-	168
Derivative Assets
Currency swaps and currency forward contracts [c]	$-	$6,098	$147	$6,245
Interest rate swaps	-	7,037	128	7,165
Other [d]	1	*	-	1

	$1	$13,135	$275	$13,411
Less:
Amounts subject to legally enforceable master netting agreements [e]				10,240
Cash collateral received				331

Derivative Asset, net				$2,840
Liabilities:
Borrowings	$-	$225,239	$4,941	$230,180
Securities sold under repurchase agreements and securities lent under securities lending agreements [f]	-	10	-	10
Derivative Liabilities
Currency swaps and currency forward contracts	-	7,735	209	7,944
Interest rate swaps	-	5,104	248	5,352
Other [d]	1	*	-	1

	$1	$12,839	$457	$13,297
Less:
Amounts subject to legally enforceable master netting agreements [g]				10,244

Derivative Liabilities, net				$3,053

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $409 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Includes structured swaps.
d.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
e.	Includes $18 million CVA adjustment.
f.	Excludes $331 million relating to payable for cash collateral received.
g.	Includes $22 million DVA adjustment.
*	Indicates amount less than $0.5 million.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

56 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2019, and the fiscal year ended June 30, 2019, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The fair value of IBRD’s Level 3 borrowings and borrowing related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and related derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2019	Fair Value at June 30, 2019	Valuation Technique	Unobservable input	Range (average), September 30, 2019	Range (average), June 30, 2019
Borrowings	$5,387	$4,941	Discounted Cash Flow	Correlations	-37% to 75% (13%)	-34% to 79% (11%)

				Interest rate volatilities	31% to 158% (73%)	23% to 94% (58%)

Borrowings related derivatives	($58)	($182)	Discounted Cash Flow	Correlations	-37% to 75% (13%)	-34% to 79% (11%)

				Interest rate volatilities	31% to 158% (73%)	23% to 94% (58%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and related derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended September 30, 2019				Three Months Ended September 30, 2018
	Level 2		Level 3		Level 2	Level 3
Borrowings
Transfer into (out of)		$2		$(2)	$-	$-
Transfer (out of) into		(309)		309	-	-

		(307)		307	-	-

Derivative assets, net
Transfer into (out of)	$	*	$	(* )	$-	$-
Transfer (out of) into		(1)		1	-	-

		(1)		1	-	-

Derivative liabilities, net
Transfer (into) out of		$-		$-	$-	$-
Transfer out of (into)		9		(9)	-	-

		9		(9)	-	-

Total Derivative Transfers, net		$8		$(8)	$-	$-

* Indicates amount less than $0.5 million.

During the three months ended September 30, 2019 and for the fiscal year ended June 30, 2019 there were no transfers between Level 1 and Level 2 within the fair value hierarchy for IBRD’s Borrowings and related derivatives.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 57

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings:

Table K5: Borrowing portfolio Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30, 2019
		Borrowing related derivatives
	Borrowings	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$4,941	$(62)	$(120)	$(182)
Issuances	361	(4)	-	(4)
Settlements	(266)	4	89	93
Total realized/unrealized mark-to-market (losses) gains in:
Net income	60	18	32	50
Other comprehensive income	(16)	(6)	(1)	(7)
Transfers to/(from) Level 3, net	307	(8)	-	(8)

End of the period	$5,387	$(58)	$-	$(58)

Table K5.1:
In millions of U.S. dollars
	Three Months Ended September 30, 2018
		Borrowing related derivatives
	Borrowings	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$4,406	$(106)	$(198)	$(304)
Issuances	77	(1)	*	(1)
Settlements	(87)	1	(1)	-
Total realized/unrealized mark-to-market (losses) gains in:
Net income	12	(47)	26	(21)
Other comprehensive income[a]	(33)	(32)	*	(32)
Transfers to/(from) Level 3, net	-	-	-	-

End of the period	$4,375	$(185)	$(173)	$(358)

* Indicates amount less than $0.5 million.

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

Table K6: Unrealized mark-to-market gains or losses relating to IBRD’s Level 3 borrowings and borrowing derivatives

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market losses	2019	2018
Reported as follows:
Borrowings
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(89)	$38
Derivatives
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$114	$(32)

58 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

Table K7: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2019	$224,034	$224,721	$(687)
June 30, 2019	$230,180	$232,597	$(2,417)

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K8: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended September 30,
	2019	2018
DVA on Fair Value Option Elected Liabilities	$61	$51
Amounts reclassified to net income upon derecognition of a liability	(*)	1

Net change in DVA on Fair Value Option Elected Liabilities	$61	$52

* Indicates amount less than $0.5 million.

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K9: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	September 30, 2019	June 30, 2019
Reported as follows:
Accumulated other comprehensive loss	$ 766	$ 705

Table K10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended September 30, 2019			Three Months Ended September 30, 2018
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$195	$(141)	$54	$393	$(320)	$73

Non-trading portfolios, net
Loan derivatives—Note F	-	(634)	(634)	1	296	297
Equity management, net	-	144	144	-	(105)	(105)
Borrowings, including derivatives — Notes E and F	1	109	110 [b]	1	71	72	[b]
Other assets/liabilities derivatives	-	-	-	-	-	-
Client operations derivatives	-	(4)	(4)	-	(* )	(*	)

Total	$1	$(385)	$(384)	$2	$262	$264

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $1,950 million of unrealized mark-to-market gains related to derivatives associated with borrowings (unrealized mark-to-market losses of $682 million —three months ended September 30, 2018).
*	Indicates amount less than $0.5 million.

IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited) 59

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three months ended September 30, 2019, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

60 IBRD Condensed Quarterly Financial Statements: September 30, 2019 (Unaudited)

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of September 30, 2019, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2019 and 2018 (the “interim financial information”).

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2019

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of IBRD as of June 30, 2019, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 8, 2019. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2019, is consistent, in all material respects, with the audited financial statements from which it has been derived.

November 13, 2019

61

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01 2019 through September 30 2019

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/0820AUD02.20	0000016693	AUD	50,000,000.00	33,867,500.00	13-Aug-19	16-Aug-19	28-Aug-20

	BOND/SELL AUD/IBRD/GDIF/0829AUD01.305	0000016702	AUD	70,000,000.00	47,393,500.00	15-Aug-19	28-Aug-19	28-Aug-29

	BOND/SELL AUD/IBRD/GDIF/0224AUD02.20	0000016774	AUD	500,000,000.00	343,850,000.00	12-Sep-19	19-Sep-19	27-Feb-24

Sub-total New Borrowings				620,000,000.00	425,111,000.00

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/0823BRL00.00	0000016622	BRL	10,000,000.00	2,596,728.12	1-Jul-19	10-Jul-19	24-Aug-23

	BOND/SELL BRL/IBRD/GDIF/1027BRL00.00	0000016627	BRL	15,000,000.00	3,900,510.97	3-Jul-19	12-Jul-19	15-Oct-27

	BOND/SELL BRL/IBRD/GDIF/0125BRL00.00	0000016634	BRL	8,000,000.00	2,103,685.39	9-Jul-19	16-Jul-19	16-Jan-25

	BOND/SELL BRL/IBRD/GDIF/1027BRL00.00	0000016726	BRL	30,000,000.00	7,281,818.51	26-Aug-19	3-Sep-19	15-Oct-27

	BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016739	BRL	20,000,000.00	4,797,083.37	30-Aug-19	10-Sep-19	30-Jun-25

Sub-total New Borrowings				83,000,000.00	20,679,826.37

Canadian Dollar

	BOND/SELL CAD/IBRD/GDIF/0724CAD01.80	0000016649	CAD	1,500,000,000.00	1,148,457,239.11	17-Jul-19	26-Jul-19	26-Jul-24

	BOND/SELL CAD/IBRD/GDIF/0724CAD01.80	0000016771	CAD	300,000,000.00	227,462,279.17	12-Sep-19	20-Sep-19	26-Jul-24

	BOND/SELL CAD/IBRD/GDIF/0929CAD01.95	0000016772	CAD	250,000,000.00	189,551,899.31	12-Sep-19	20-Sep-19	20-Sep-29

	BOND/SELL CAD/IBRD/GDIF/1022CAD01.53	0000016809	CAD	15,000,000.00	11,309,232.10	25-Sep-19	3-Oct-19	3-Oct-22

Sub-total New Borrowings				2,065,000,000.00	1,576,780,649.69

CHINA YUAN RENMINBI

	BOND/SELL CNY/IBRD/GDIF/0822CNY02.38	0000016717	CNY	600,000,000.00	84,923,285.97	21-Aug-19	28-Aug-19	28-Aug-22

	BOND/SELL CNY/IBRD/GDIF/0922CNY02.20	0000016743	CNY	300,000,000.00	41,953,054.53	4-Sep-19	11-Sep-19	11-Sep-22

Sub-total New Borrowings				900,000,000.00	126,876,340.50

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Columbian Peso

	BOND/SELL COP/IBRD/GDIF/0924COPSTR	0000016692	COP	136,800,000,000.00	40,611,548.17	9-Aug-19	4-Sep-19	4-Sep-24

	BOND/SELL COP/IBRD/GDIF/0931COPSTR	0000016712	COP	272,400,000,000.00	79,280,999.34	20-Aug-19	12-Sep-19	5-Sep-31

Sub-total New Borrowings				409,200,000,000.00	119,892,547.50

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/0849EURSTR	0000016716	EUR	10,000,000.00	11,102,000.00	21-Aug-19	29-Aug-19	29-Aug-49

Sub-total New Borrowings				10,000,000.00	11,102,000.00

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/0722GBPSTR	0000016639	GBP	100,000,000.00	125,600,000.00	11-Jul-19	23-Jul-19	23-Jul-22

	BOND/SELL GBP/IBRD/GDIF/1224GBP00.875	0000016773	GBP	300,000,000.00	369,585,000.00	12-Sep-19	19-Sep-19	13-Dec-24

Sub-total New Borrowings				400,000,000.00	495,185,000.00

Hong Kong Dollar

	BOND/SELL HKD/IBRD/GDIF/0221HKDFRN	0000016661	HKD	100,000,000.00	12,797,624.76	24-Jul-19	7-Aug-19	7-Feb-21

Sub-total New Borrowings				100,000,000.00	12,797,624.76

Indonesian Rupiah

	BOND/SELL IDR/IBRD/GDIF/0222IDR06.25	0000016768	IDR	60,000,000,000.00	4,267,425.32	11-Sep-19	19-Sep-19	11-Feb-22

	BOND/SELL IDR/IBRD/GDIF/1124IDR05.35	0000016798	IDR	60,700,000,000.00	4,318,747.78	20-Sep-19	30-Oct-19	7-Nov-24

	BOND/SELL IDR/IBRD/GDIF/0622IDR00.00	0000016620	IDR	20,000,000,000.00	1,417,183.35	1-Jul-19	12-Jul-19	20-Jun-22

Sub-total New Borrowings				140,700,000,000.00	10,003,356.44

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1223INR04.20	0000016621	INR	140,000,000.00	2,028,177.18	1-Jul-19	9-Jul-19	18-Dec-23

	BOND/SELL INR/IBRD/GDIF/0722INR04.75	0000016629	INR	198,700,000.00	2,891,864.36	8-Jul-19	30-Jul-19	29-Jul-22

	BOND/SELL INR/IBRD/GDIF/0822INR05.00	0000016685	INR	717,000,000.00	10,121,543.22	6-Aug-19	29-Aug-19	26-Aug-22

	BOND/SELL INR/IBRD/GDIF/0924INR04.00	0000016733	INR	1,000,000,000.00	13,923,698.13	28-Aug-19	26-Sep-19	26-Sep-24

	BOND/SELL INR/IBRD/GDIF/0922INR04.60	0000016745	INR	646,000,000.00	8,961,381.44	4-Sep-19	27-Sep-19	27-Sep-22

	BOND/SELL INR/IBRD/GDIF/1022INR04.18	0000016750	INR	112,900,000.00	1,570,999.00	5-Sep-19	3-Oct-19	4-Oct-22

	BOND/SELL INR/IBRD/GDIF/1024INR04.00	0000016797	INR	220,000,000.00	3,095,866.31	20-Sep-19	3-Oct-19	3-Oct-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/GDIF/1024INR05.85	0000016816	INR	2,000,000,000.00	28,335,635.60	27-Sep-19	11-Oct-19	11-Oct-24

	BOND/SELL INR/IBRD/GDIF/0125INR00.00	0000016633	INR	100,000,000.00	1,458,672.17	9-Jul-19	16-Jul-19	16-Jan-25

	BOND/SELL INR/IBRD/GDIF/0125INR00.00	0000016691	INR	100,000,000.00	1,413,427.56	9-Aug-19	16-Aug-19	16-Jan-25

	BOND/SELL INR/IBRD/GDIF/0824INR00.00	0000016673	INR	500,000,000.00	7,260,582.30	30-Jul-19	27-Aug-19	27-Aug-24

Sub-total New Borrowings				5,734,600,000.00	81,061,847.27

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/0722JPYSTR09	0000016642	JPY	710,000,000.00	6,552,838.02	12-Jul-19	24-Jul-19	15-Jul-22

	BOND/SELL JPY/IBRD/GDIF/0721JPYSTR06	0000016651	JPY	214,000,000.00	1,984,053.40	18-Jul-19	25-Jul-19	20-Jul-21

	BOND/SELL JPY/IBRD/GDIF/0821JPYSTR07	0000016718	JPY	176,000,000.00	1,653,358.38	21-Aug-19	28-Aug-19	25-Aug-21

	BOND/SELL JPY/IBRD/GDIF/0822JPYSTR04	0000016710	JPY	2,021,000,000.00	19,007,759.23	20-Aug-19	29-Aug-19	12-Aug-22

	BOND/SELL JPY/IBRD/GDIF/0922JPYSTR03	0000016786	JPY	216,000,000.00	1,997,503.12	17-Sep-19	25-Sep-19	22-Sep-22

	BOND/SELL JPY/IBRD/GDIF/0924JPYSTR	0000016785	JPY	2,103,000,000.00	19,447,912.33	17-Sep-19	26-Sep-19	27-Sep-24

	BOND/SELL JPY/IBRD/GDIF/0922JPYSTR04	0000016787	JPY	1,265,000,000.00	11,698,340.04	17-Sep-19	26-Sep-19	9-Sep-22

	BOND/SELL JPY/IBRD/GDIF/1024JPYSTR02	0000016790	JPY	100,000,000.00	924,257.13	18-Sep-19	3-Oct-19	4-Oct-24

Sub-total New Borrowings				6,805,000,000.00	63,266,021.66

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/GDIF/0722KZT07.75	0000016632	KZT	3,839,000,000.00	9,983,876.00	9-Jul-19	16-Jul-19	16-Jul-22

Sub-total New Borrowings				3,839,000,000.00	9,983,876.00

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/0724MXN06.65	0000016650	MXN	1,900,000,000.00	99,632,931.31	18-Jul-19	30-Jul-19	30-Jul-24

	BOND/SELL MXN/IBRD/GDIF/0929MXN05.21	0000016697	MXN	30,000,000.00	1,539,827.64	14-Aug-19	12-Sep-19	12-Sep-29

	BOND/SELL MXN/IBRD/GDIF/0727MXN00.00	0000016628	MXN	150,000,000.00	7,881,297.16	3-Jul-19	12-Jul-19	30-Jun-27

	BOND/SELL MXN/IBRD/GDIF/0727MXN00.00	0000016637	MXN	300,000,000.00	15,647,574.89	10-Jul-19	18-Jul-19	30-Jun-27

	BOND/SELL MXN/IBRD/GDIF/0829MXNSTR	0000016689	MXN	5,000,000,000.00	255,677,314.77	7-Aug-19	22-Aug-19	22-Aug-29

	BOND/SELL MXN/IBRD/GDIF/0727MXN00.00	0000016707	MXN	150,000,000.00	7,615,392.23	19-Aug-19	27-Aug-19	30-Jun-27

	BOND/SELL MXN/IBRD/GDIF/0727MXN00.00	0000016724	MXN	250,000,000.00	12,624,477.35	23-Aug-19	3-Sep-19	30-Jun-27

	BOND/SELL MXN/IBRD/GDIF/0727MXN00.00	0000016749	MXN	300,000,000.00	15,265,233.43	5-Sep-19	12-Sep-19	30-Jun-27

	BOND/SELL MXN/IBRD/GDIF/0727MXN00.00	0000016807	MXN	300,000,000.00	15,308,309.35	25-Sep-19	2-Oct-19	30-Jun-27

Sub-total New Borrowings				8,380,000,000.00	431,192,358.12

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/1221PLN01.625	0000016636	PLN	25,000,000.00	6,563,660.95	10-Jul-19	17-Jul-19	30-Dec-21

Sub-total New Borrowings				25,000,000.00	6,563,660.95

Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/0724RUB06.00	0000016660	RUB	1,500,000,000.00	23,783,946.63	24-Jul-19	31-Jul-19	31-Jul-24

	BOND/SELL RUB/IBRD/GDIF/0822RUB05.66	0000016654	RUB	1,820,000,000.00	28,896,915.81	19-Jul-19	29-Aug-19	25-Aug-22

	BOND/SELL RUB/IBRD/GDIF/0922RUB05.74	0000016704	RUB	1,900,000,000.00	28,734,284.99	16-Aug-19	27-Sep-19	27-Sep-22

Sub-total New Borrowings				5,220,000,000.00	81,415,147.43

Swedish Krona

	BOND/SELL SEK/IBRD/GDIF/0739SEK01.04	0000016655	SEK	500,000,000.00	53,421,086.37	19-Jul-19	30-Jul-19	29-Jul-39

Sub-total New Borrowings				500,000,000.00	53,421,086.37

United States Dollar

	BOND/SELL USD/IBRD/GDIF/0929USD02.7785	0000016619	USD	10,000,000.00	10,000,000.00	1-Jul-19	9-Jul-19	13-Sep-29

	BOND/SELL USD/IBRD/GDIF/0724USDSTR04	0000016630	USD	25,000,000.00	25,000,000.00	8-Jul-19	15-Jul-19	15-Jul-24

	BOND/SELL USD/IBRD/GDIF/1026USD01.875	0000016638	USD	25,000,000.00	25,000,000.00	10-Jul-19	17-Jul-19	27-Oct-26

	BOND/SELL USD/IBRD/GDIF/0722USDSTR04	0000016643	USD	500,000,000.00	500,000,000.00	15-Jul-19	22-Jul-19	22-Jul-22

	BOND/SELL USD/IBRD/GDIF/0724USDSTR05	0000016644	USD	5,000,000.00	5,000,000.00	15-Jul-19	22-Jul-19	22-Jul-24

	BOND/SELL USD/IBRD/GDIF/0729USD00.00A	0000016640	USD	11,770,000.00	11,770,000.00	12-Jul-19	23-Jul-19	24-Jul-29

	BOND/SELL USD/IBRD/GDIF/0729USDSTR	0000016646	USD	100,000,000.00	100,000,000.00	17-Jul-19	26-Jul-19	26-Jul-29

	BOND/SELL USD/IBRD/GDIF/0824USDFRN	0000016667	USD	500,000,000.00	500,000,000.00	26-Jul-19	6-Aug-19	6-Aug-24

	BOND/SELL USD/IBRD/GDIF/0824USDSTR04	0000016675	USD	5,000,000.00	5,000,000.00	30-Jul-19	9-Aug-19	9-Aug-24

	BOND/SELL USD/IBRD/GDIF/0824USDSTR03	0000016664	USD	300,000,000.00	300,000,000.00	25-Jul-19	15-Aug-19	15-Aug-24

	BOND/SELL USD/IBRD/GDIF/0826USDSTR05	0000016695	USD	300,000,000.00	300,000,000.00	13-Aug-19	23-Aug-19	23-Aug-26

	BOND/SELL USD/IBRD/GDIF/0824USDSTR05	0000016708	USD	5,000,000.00	5,000,000.00	19-Aug-19	27-Aug-19	27-Aug-24

	BOND/SELL USD/IBRD/GDIF/0828USDSTR02	0000016694	USD	350,000,000.00	350,000,000.00	13-Aug-19	28-Aug-19	28-Aug-26

	BOND/SELL USD/IBRD/GDIF/0824USDSTR06	0000016713	USD	800,000,000.00	800,000,000.00	21-Aug-19	28-Aug-19	28-Aug-24

	BOND/SELL USD/IBRD/GDIF/0824USD01.50	0000016715	USD	3,500,000,000.00	3,500,000,000.00	21-Aug-19	28-Aug-19	28-Aug-24

	BOND/SELL USD/IBRD/GDIF/0929USDSTR01	0000016727	USD	20,000,000.00	20,000,000.00	27-Aug-19	4-Sep-19	4-Sep-29

	BOND/SELL USD/IBRD/GDIF/0922USDSTR06	0000016721	USD	300,000,000.00	300,000,000.00	22-Aug-19	6-Sep-19	6-Sep-22

	BOND/SELL USD/IBRD/GDIF/0926USDSTR03	0000016738	USD	100,000,000.00	100,000,000.00	29-Aug-19	9-Sep-19	9-Sep-26

	BOND/SELL USD/IBRD/GDIF/0923USDSTR04	0000016728	USD	6,700,000.00	6,700,000.00	27-Aug-19	11-Sep-19	11-Sep-23

	BOND/SELL USD/IBRD/GDIF/0924USDSTR02	0000016753	USD	5,000,000.00	5,000,000.00	6-Sep-19	13-Sep-19	13-Sep-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/0924USDSTR03	0000016763	USD	10,000,000.00	10,000,000.00	10-Sep-19	17-Sep-19	17-Sep-24

	BOND/SELL USD/IBRD/GDIF/0922USDSTR07	0000016767	USD	150,000,000.00	150,000,000.00	11-Sep-19	18-Sep-19	18-Sep-22

	BOND/SELL USD/IBRD/GDIF/0922USDSTR08	0000016770	USD	500,000,000.00	500,000,000.00	12-Sep-19	19-Sep-19	19-Sep-22

	BOND/SELL USD/IBRD/GDIF/0929USDSTR02	0000016765	USD	350,000,000.00	350,000,000.00	11-Sep-19	20-Sep-19	20-Sep-29

	BOND/SELL USD/IBRD/GDIF/0929USDSTR04	0000016766	USD	150,000,000.00	150,000,000.00	11-Sep-19	20-Sep-19	20-Sep-29

	BOND/SELL USD/IBRD/GDIF/0924USDSTR05	0000016777	USD	500,000,000.00	500,000,000.00	13-Sep-19	23-Sep-19	23-Sep-24

	BOND/SELL USD/IBRD/GDIF/0929USDSTR05	0000016779	USD	10,000,000.00	10,000,000.00	16-Sep-19	23-Sep-19	23-Sep-29

	BOND/SELL USD/IBRD/GDIF/0922USDSTR09	0000016784	USD	500,000,000.00	500,000,000.00	17-Sep-19	23-Sep-19	23-Sep-22

	BOND/SELL USD/IBRD/GDIF/0924USDSTR04	0000016775	USD	9,500,000.00	9,500,000.00	12-Sep-19	25-Sep-19	25-Sep-24

	BOND/SELL USD/IBRD/GDIF/0922USDSTR08	0000016789	USD	300,000,000.00	300,000,000.00	18-Sep-19	25-Sep-19	19-Sep-22

	BOND/SELL USD/IBRD/GDIF/0924USDSTR08	0000016791	USD	200,000,000.00	200,000,000.00	18-Sep-19	25-Sep-19	25-Sep-24

	BOND/SELL USD/IBRD/GDIF/0923USDSTR05	0000016782	USD	10,000,000.00	10,000,000.00	16-Sep-19	26-Sep-19	26-Sep-23

	BOND/SELL USD/IBRD/GDIF/0929USDSTR	0000016794	USD	150,000,000.00	150,000,000.00	20-Sep-19	27-Sep-19	27-Sep-29

	BOND/SELL USD/IBRD/GDIF/0924USDSTR06	0000016781	USD	150,000,000.00	150,000,000.00	16-Sep-19	30-Sep-19	28-Sep-24

	BOND/SELL USD/IBRD/GDIF/0624USDSTR06	0000016800	USD	10,000,000.00	10,000,000.00	23-Sep-19	30-Sep-19	24-Jun-24

	BOND/SELL USD/IBRD/GDIF/1022USDSTR06	0000016804	USD	35,000,000.00	35,000,000.00	24-Sep-19	1-Oct-19	3-Oct-22

	BOND/SELL USD/IBRD/GDIF/0721USDFRN	0000016805	USD	300,000,000.00	300,000,000.00	24-Sep-19	2-Oct-19	2-Jul-21

	BOND/SELL USD/IBRD/GDIF/1029USDSTR01	0000016820	USD	5,000,000.00	5,000,000.00	30-Sep-19	17-Oct-19	17-Oct-29

	BOND/SELL USD/IBRD/GDIF/0829USDSTR	0000016676	USD	32,000,000.00	32,000,000.00	30-Jul-19	13-Aug-19	13-Aug-29

	BOND/SELL USD/IBRD/GDIF/0834USD00.00	0000016698	USD	500,000.00	500,000.00	14-Aug-19	22-Aug-19	23-Aug-34

	BOND/SELL USD/IBRD/GDIF/0829USD00.00	0000016699	USD	3,310,000.00	3,310,000.00	14-Aug-19	22-Aug-19	23-Aug-29

	BOND/SELL USD/IBRD/GDIF/0929USD00.00	0000016760	USD	1,370,000.00	1,370,000.00	10-Sep-19	19-Sep-19	20-Sep-29

Sub-total New Borrowings				10,245,150,000.00	10,245,150,000.00

Uruguayan Peso

	BOND/SELL UYU/IBRD/GDIF/0731UYUSTR	0000016623	UYU	2,280,850,000.00	64,677,442.22	1-Jul-19	16-Jul-19	16-Jul-31

Sub-total New Borrowings				2,280,850,000.00	64,677,442.22

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/0726ZAR07.50	0000016641	ZAR	250,000,000.00	17,911,388.78	12-Jul-19	19-Jul-19	19-Jul-26

	BOND/SELL ZAR/IBRD/GDIF/0222ZAR07.125	0000016648	ZAR	100,000,000.00	7,165,839.01	17-Jul-19	24-Jul-19	18-Feb-22

	BOND/SELL ZAR/IBRD/GDIF/1024ZAR06.00	0000016764	ZAR	35,000,000.00	2,381,017.17	11-Sep-19	17-Oct-19	10-Oct-24

	BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000016653	ZAR	500,000,000.00	35,885,382.09	19-Jul-19	26-Jul-19	29-May-35

Sub-total New Borrowings				885,000,000.00	63,343,627.05

Total New Borrowings					13,898,503,412.35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/0919AUD00.50	0000011596	AUD	(24,000,000.00)	(16,222,800.00)	4-Sep-12	25-Sep-12	26-Sep-19

	BOND/SELL AUD/IBRD/GDIF/0719AUD02.70	0000013134	AUD	(15,000,000.00)	(10,359,750.00)	16-Jul-14	29-Jul-14	29-Jul-19

Sub-total Maturing Borrowings				(39,000,000.00)	(26,582,550.00)

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/0719BRL00.50	0000014671	BRL	(13,000,000.00)	(3,443,891.07)	19-Jul-16	28-Jul-16	29-Jul-19

	BOND/SELL BRL/IBRD/GDIF/0819BRL07.82	0000014684	BRL	(5,000,000.00)	(1,248,876.01)	25-Jul-16	18-Aug-16	19-Aug-19

	BOND/SELL BRL/IBRD/GDIF/0719BRL00.50	0000014768	BRL	(22,000,000.00)	(5,828,123.34)	26-Aug-16	6-Sep-16	29-Jul-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014785	BRL	(23,000,000.00)	(5,543,905.32)	6-Sep-16	26-Sep-16	26-Sep-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014838	BRL	(30,000,000.00)	(7,231,180.85)	4-Oct-16	13-Oct-16	26-Sep-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014890	BRL	(30,000,000.00)	(7,231,180.85)	20-Oct-16	31-Oct-16	26-Sep-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000014973	BRL	(20,000,000.00)	(4,820,787.23)	22-Nov-16	1-Dec-16	26-Sep-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000015034	BRL	(30,000,000.00)	(7,231,180.85)	21-Dec-16	3-Jan-17	26-Sep-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000015168	BRL	(27,000,000.00)	(6,508,062.77)	8-Mar-17	17-Mar-17	26-Sep-19

	BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000015297	BRL	(20,000,000.00)	(4,820,787.23)	19-May-17	30-May-17	26-Sep-19

Sub-total Maturing Borrowings				(220,000,000.00)	(53,907,975.53)

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/0919EUR00.805	0000011574	EUR	(25,000,000.00)	(27,575,000.00)	21-Aug-12	6-Sep-12	6-Sep-19

	BOND/SELL EUR/IBRD/GDIF/0919EUR00.89	0000011614	EUR	(15,000,000.00)	(16,482,000.00)	14-Sep-12	24-Sep-12	24-Sep-19

Sub-total Maturing Borrowings				(40,000,000.00)	(44,057,000.00)

Hong Kong Dollar

	BOND/SELL HKD/IBRD/GDIF/0919HKD01.03	0000014812	HKD	(150,000,000.00)	(19,180,727.21)	15-Sep-16	23-Sep-16	16-Sep-19

Sub-total Maturing Borrowings				(150,000,000.00)	(19,180,727.21)

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/0919INR05.60	0000014047	INR	(591,500,000.00)	(8,351,570.77)	19-Aug-15	28-Sep-15	30-Sep-19

	BOND/SELL INR/IBRD/GDIF/0719INR05.08	0000014634	INR	(60,000,000.00)	(871,997.97)	1-Jul-16	28-Jul-16	29-Jul-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/GDIF/0719INR05.10	0000014645	INR	(180,000,000.00)	(2,611,460.39)	7-Jul-16	28-Jul-16	26-Jul-19

	BOND/SELL INR/IBRD/GDIF/0819INR05.00	0000014706	INR	(250,000,000.00)	(3,480,924.53)	4-Aug-16	30-Aug-16	28-Aug-19

	BOND/SELL INR/IBRD/GDIF/0919INR04.85	0000014770	INR	(1,400,000,000.00)	(19,767,031.42)	26-Aug-16	29-Sep-16	30-Sep-19

	BOND/SELL INR/IBRD/GDIF/0919INR04.75	0000014793	INR	(200,000,000.00)	(2,833,563.56)	7-Sep-16	29-Sep-16	27-Sep-19

	BOND/SELL INR/IBRD/GDIF/0919INR04.61	0000014815	INR	(185,000,000.00)	(2,612,072.01)	16-Sep-16	29-Sep-16	30-Sep-19

	BOND/SELL INR/IBRD/GDIF/0719INR04.40	0000015022	INR	(363,000,000.00)	(5,280,384.03)	14-Dec-16	23-Jan-17	16-Jul-19

	Sub-total Maturing Borrowings			(3,229,500,000.00)	(45,809,004.68)

	Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/0919JPYSTR	0000003955	JPY	(1,000,000,000.00)	(9,247,699.63)	31-Aug-99	29-Sep-99	17-Sep-19

	Sub-total Maturing Borrowings			(1,000,000,000.00)	(9,247,699.63)

	Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/0719MXN03.67	0000013094	MXN	(150,000,000.00)	(7,823,787.44)	18-Jun-14	10-Jul-14	10-Jul-19

	BOND/SELL MXN/IBRD/GDIF/0819MXN03.42	0000013141	MXN	(135,120,000.00)	(6,849,183.14)	17-Jul-14	12-Aug-14	12-Aug-19

	BOND/SELL MXN/IBRD/GDIF/0919MXN03.44	0000013209	MXN	(150,000,000.00)	(7,668,711.66)	18-Aug-14	10-Sep-14	10-Sep-19

	Sub-total Maturing Borrowings			(435,120,000.00)	(22,341,682.24)

	Nigerian Naira

	BOND/SELL NGN/IBRD/GDIF/0719NGN07.05	0000016021	NGN	(3,600,000,000.00)	(9,964,008.00)	12-Jun-18	26-Jun-18	26-Jul-19

	Sub-total Maturing Borrowings			(3,600,000,000.00)	(9,964,008.00)

	Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/0719RUB06.50	0000011527	RUB	(500,000,000.00)	(7,921,419.52)	18-Jul-12	26-Jul-12	26-Jul-19

	BOND/SELL RUB/IBRD/GDIF/0719RUB06.50	0000011785	RUB	(250,000,000.00)	(3,960,709.76)	20-Nov-12	30-Nov-12	26-Jul-19

	BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000013632	RUB	(2,000,000,000.00)	(31,186,652.11)	27-Feb-15	16-Mar-15	16-Sep-19

	BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000014803	RUB	(1,000,000,000.00)	(15,593,326.06)	13-Sep-16	20-Sep-16	16-Sep-19

	BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000014917	RUB	(500,000,000.00)	(7,796,663.03)	28-Oct-16	7-Nov-16	16-Sep-19

	BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000014967	RUB	(500,000,000.00)	(7,796,663.03)	18-Nov-16	28-Nov-16	16-Sep-19

	BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000015009	RUB	(500,000,000.00)	(7,796,663.03)	8-Dec-16	15-Dec-16	16-Sep-19

	BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000015053	RUB	(1,500,000,000.00)	(23,389,989.08)	9-Jan-17	17-Jan-17	16-Sep-19

	Sub-total Maturing Borrowings			(6,750,000,000.00)	(105,442,085.62)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Singapore Dollar

	BOND/SELL SGD/IBRD/GDIF/0819SGD1.473	0000013180	SGD	(500,000,000.00)	(360,321,406.69)	1-Aug-14	13-Aug-14	13-Aug-19

	BOND/SELL SGD/IBRD/GDIF/0819SGD1.473	0000014235	SGD	(100,000,000.00)	(72,064,281.34)	7-Dec-15	17-Dec-15	13-Aug-19

	BOND/SELL SGD/IBRD/GDIF/0819SGD1.473	0000014256	SGD	(150,000,000.00)	(108,096,422.01)	16-Dec-15	29-Dec-15	13-Aug-19

Sub-total Maturing Borrowings				(750,000,000.00)	(540,482,110.04)

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/0719TRY00.50	0000013093	TRY	(40,000,000.00)	(7,042,253.52)	18-Jun-14	17-Jul-14	17-Jul-19

	BOND/SELL TRY/IBRD/GDIF/0719TRY08.00	0000014625	TRY	(7,000,000.00)	(1,232,893.60)	28-Jun-16	21-Jul-16	22-Jul-19

Sub-total Maturing Borrowings				(47,000,000.00)	(8,275,147.12)

United States Dollar

	BOND/SELL USD/IBRD/GDIF/0819USD04.406	0000009749	USD	(200,000,000.00)	(200,000,000.00)	7-Aug-09	17-Aug-09	14-Aug-19

	BOND/SELL USD/IBRD/GDIF/0919USD01.0825	0000011624	USD	(38,000,000.00)	(38,000,000.00)	20-Sep-12	11-Oct-12	11-Sep-19

	BOND/SELL USD/IBRD/GDIF/0719USDSTR08	0000013140	USD	(200,000,000.00)	(200,000,000.00)	17-Jul-14	31-Jul-14	31-Jul-19

	BOND/SELL USD/IBRD/GDIF/0719USD01.43	0000014286	USD	(50,000,000.00)	(50,000,000.00)	11-Jan-16	25-Jan-16	25-Jul-19

	BOND/SELL USD/IBRD/GDIF/0719USD01.25	0000014301	USD	(4,500,000,000.00)	(4,500,000,000.00)	21-Jan-16	28-Jan-16	26-Jul-19

	BOND/SELL USD/IBRD/GDIF/0919USDSTR06	0000014380	USD	(33,000,000.00)	(33,000,000.00)	3-Mar-16	29-Mar-16	29-Sep-19

	BOND/SELL USD/IBRD/GDIF/0819USDFRN	0000014521	USD	(500,000,000.00)	(500,000,000.00)	10-May-16	19-May-16	19-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USDFRN	0000014565	USD	(100,000,000.00)	(100,000,000.00)	25-May-16	2-Jun-16	19-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USD00.875	0000014642	USD	(5,000,000,000.00)	(5,000,000,000.00)	6-Jul-16	13-Jul-16	15-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USDSTR03	0000014737	USD	(99,450,000.00)	(99,450,000.00)	15-Aug-16	18-Aug-16	19-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USDSTR03	0000014809	USD	(41,921,000.00)	(41,921,000.00)	14-Sep-16	19-Sep-16	19-Aug-19

	BOND/SELL USD/IBRD/GDIF/0919USDSTR07	0000014811	USD	(300,000,000.00)	(300,000,000.00)	15-Sep-16	30-Sep-16	30-Sep-19

	BOND/SELL USD/IBRD/GDIF/0719USDFRN	0000015395	USD	(400,000,000.00)	(400,000,000.00)	7-Jul-17	14-Jul-17	14-Jul-19

	BOND/SELL USD/IBRD/GDIF/0719USDFRN01	0000015397	USD	(300,000,000.00)	(300,000,000.00)	10-Jul-17	19-Jul-17	19-Jul-19

	BOND/SELL USD/IBRD/GDIF/0719USDFRN02	0000015400	USD	(300,000,000.00)	(300,000,000.00)	12-Jul-17	19-Jul-17	19-Jul-19

	BOND/SELL USD/IBRD/GDIF/0819USDFRN03	0000015461	USD	(25,000,000.00)	(25,000,000.00)	11-Aug-17	21-Aug-17	21-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USDFRN01	0000015432	USD	(25,000,000.00)	(25,000,000.00)	26-Jul-17	23-Aug-17	23-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USDFRN02	0000015434	USD	(25,000,000.00)	(25,000,000.00)	27-Jul-17	23-Aug-17	23-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USD01.5124	0000015478	USD	(13,878,000.00)	(13,878,000.00)	16-Aug-17	30-Aug-17	15-Aug-19

	BOND/SELL USD/IBRD/GDIF/0819USD01.5274	0000015479	USD	(106,488,000.00)	(106,488,000.00)	16-Aug-17	30-Aug-17	1-Aug-19

	BOND/SELL USD/IBRD/GDIF/0919USD01.5254	0000015481	USD	(1,303,000.00)	(1,303,000.00)	16-Aug-17	30-Aug-17	15-Sep-19

	BOND/SELL USD/IBRD/GDIF/0919USD01.5254A	0000015482	USD	(2,510,000.00)	(2,510,000.00)	16-Aug-17	30-Aug-17	1-Sep-19

	BOND/SELL USD/IBRD/GDIF/0719USDFRN01	0000015560	USD	(50,000,000.00)	(50,000,000.00)	26-Sep-17	3-Oct-17	19-Jul-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/0819USD01.65	0000015606	USD	(25,000,000.00)	(25,000,000.00)	18-Oct-17	25-Oct-17	1-Aug-19

	BOND/SELL USD/IBRD/GDIF/0919USDFRN	0000016045	USD	(300,000,000.00)	(300,000,000.00)	22-Jun-18	29-Jun-18	30-Sep-19

	BOND/SELL USD/IBRD/COLTS/0819USD00.00	0000000726	USD	(25,000,000.00)	(25,000,000.00)	16-Aug-89	16-Aug-89	16-Aug-19

	BOND/SELL USD/IBRD/GDIF/0919USDSTR05	0000013315	USD	(35,000,000.00)	(35,000,000.00)	1-Oct-14	16-Oct-14	17-Sep-19

	BOND/SELL USD/IBRD/GDIF/0719USD00.00	0000015739	USD	(21,915,757.00)	(21,915,757.00)	21-Dec-17	29-Dec-17	1-Jul-19

Sub-total Maturing Borrowings				(12,718,465,757.00)	(12,718,465,757.00)

United States Dollar

	BOND/SELL XDR/IBRD/MULAN/0919XDR00.49	0000014776	XDR	(500,000,000.00)	(684,170,000.00)	31-Aug-16	2-Sep-16	2-Sep-19

Sub-total Maturing Borrowings				(500,000,000.00)	(684,170,000.00)

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR07.40	0000014592	ZAR	(22,000,000.00)	(1,578,956.81)	13-Jun-16	19-Jul-16	19-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR07.20	0000014624	ZAR	(20,000,000.00)	(1,437,421.84)	28-Jun-16	21-Jul-16	22-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000014786	ZAR	(50,000,000.00)	(3,338,976.20)	6-Sep-16	26-Sep-16	26-Sep-19

	BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000014829	ZAR	(75,000,000.00)	(5,008,464.30)	29-Sep-16	7-Oct-16	26-Sep-19

	BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000014885	ZAR	(75,000,000.00)	(5,008,464.30)	19-Oct-16	28-Oct-16	26-Sep-19

	BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000015278	ZAR	(50,000,000.00)	(3,338,976.20)	9-May-17	18-May-17	26-Sep-19

	BOND/SELL ZAR/IBRD/GDIF/0919ZAR06.60	0000015873	ZAR	(40,000,000.00)	(2,671,180.96)	7-Mar-18	16-Mar-18	26-Sep-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014672	ZAR	(85,000,000.00)	(5,979,514.89)	19-Jul-16	28-Jul-16	29-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014745	ZAR	(85,000,000.00)	(5,979,514.89)	18-Aug-16	26-Aug-16	29-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014761	ZAR	(85,000,000.00)	(5,979,514.89)	24-Aug-16	2-Sep-16	29-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014775	ZAR	(100,000,000.00)	(7,034,723.39)	31-Aug-16	9-Sep-16	29-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014841	ZAR	(100,000,000.00)	(7,034,723.39)	4-Oct-16	12-Oct-16	29-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014919	ZAR	(150,000,000.00)	(10,552,085.09)	28-Oct-16	7-Nov-16	29-Jul-19

	BOND/SELL ZAR/IBRD/GDIF/0719ZAR00.00	0000014955	ZAR	(150,000,000.00)	(10,552,085.09)	15-Nov-16	28-Nov-16	29-Jul-19

Sub-total Maturing Borrowings				(1,087,000,000.00)	(75,494,602.26)

Zambian Kwacha

	BOND/SELL ZMW/IBRD/GDIF/0719ZMW00.00	0000014608	ZMW	(127,500,000.00)	(10,195,921.63)	20-Jun-16	11-Jul-16	11-Jul-19

Sub-total Maturing Borrowings				(127,500,000.00)	(10,195,921.63)

Total Maturing Borrowings					(14,373,616,270.96)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement

CHINA YUAN RENMINBI

	BOND/BUY CNY/IBRD/GDIF/0520CNY03.70	0000016747	CNY	(21,000,000.00)	(2,951,199.80)	4-Sep-19	11-Sep-19	29-May-20

Sub-total Early Retirement				(21,000,000.00)	(2,951,199.80)

Euro Currency

	BOND/BUY EUR/IBRD/GDIF/0223EUR00.50	0000016672	EUR	(1,300,000.00)	(1,456,195.00)	30-Jul-19	6-Aug-19	13-Feb-23

Sub-total Early Retirement				(1,300,000.00)	(1,456,195.00)

Indian Rupees

	BOND/BUY INR/IBRD/GDIF/0422INR04.90	0000016658	INR	(255,600,000.00)	(3,711,609.67)	23-Jul-19	30-Jul-19	19-Apr-22

	BOND/BUY INR/IBRD/GDIF/0320INR04.60A	0000016665	INR	(127,300,000.00)	(1,831,654.68)	26-Jul-19	2-Aug-19	2-Mar-20

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000016674	INR	(63,000,000.00)	(889,340.62)	30-Jul-19	6-Aug-19	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/0125INR04.80	0000016688	INR	(59,000,000.00)	(827,721.66)	7-Aug-19	14-Aug-19	23-Jan-25

	BOND/BUY INR/IBRD/GDIF/1021INR04.70	0000016705	INR	(260,000,000.00)	(3,624,956.43)	16-Aug-19	23-Aug-19	13-Oct-21

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000016706	INR	(76,500,000.00)	(1,066,573.72)	16-Aug-19	23-Aug-19	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/0422INR04.90	0000016709	INR	(70,500,000.00)	(985,745.15)	19-Aug-19	27-Aug-19	19-Apr-22

	BOND/BUY INR/IBRD/GDIF/1024INR04.46	0000016719	INR	(195,500,000.00)	(2,723,884.50)	21-Aug-19	29-Aug-19	4-Oct-24

	BOND/BUY INR/IBRD/GDIF/0225INR04.80	0000016729	INR	(199,000,000.00)	(2,751,259.84)	27-Aug-19	3-Sep-19	5-Feb-25

	BOND/BUY INR/IBRD/GDIF/0125INR04.80	0000016730	INR	(70,000,000.00)	(967,779.84)	27-Aug-19	3-Sep-19	23-Jan-25

	BOND/BUY INR/IBRD/GDIF/1021INR04.92	0000016744	INR	(86,000,000.00)	(1,199,693.10)	4-Sep-19	11-Sep-19	27-Oct-21

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000016746	INR	(64,500,000.00)	(899,769.83)	4-Sep-19	11-Sep-19	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/0621INR00.00	0000016659	INR	(248,000,000.00)	(3,604,297.54)	24-Jul-19	31-Jul-19	15-Jun-21

Sub-total Early Retirement				(1,774,900,000.00)	(25,084,286.58)

Japanese Yen

	BOND/BUY JPY/IBRD/GDIF/0621JPYSTR03	0000016616	JPY	(5,000,000.00)	(46,277.01)	27-Jun-19	5-Jul-19	10-Jun-21

	BOND/BUY JPY/IBRD/GDIF/0522JPYSTR02	0000016671	JPY	(1,709,000,000.00)	(16,242,931.14)	29-Jul-19	13-Aug-19	13-May-22

	BOND/BUY JPY/IBRD/GDIF/0845JPYSTR	0000016670	JPY	(100,000,000.00)	(945,045.60)	29-Jul-19	27-Aug-19	25-Aug-45

	BOND/BUY JPY/IBRD/GDIF/0348JPYSTR	0000016720	JPY	(300,000,000.00)	(2,785,903.33)	22-Aug-19	24-Sep-19	23-Mar-48

Sub-total Early Retirement				(2,114,000,000.00)	(20,020,157.08)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar

	BOND/BUY USD/IBRD/GDIF/0620USDSTR09	0000016595	USD	(2,316,000.00)	(2,316,000.00)	17-Jun-19	2-Jul-19	3-Jun-20

	BOND/BUY USD/IBRD/GDIF/0221USDSTR06	0000016618	USD	(60,000,000.00)	(60,000,000.00)	28-Jun-19	15-Jul-19	15-Feb-21

	BOND/BUY USD/IBRD/GDIF/0720USDSTR04	0000016625	USD	(4,700,000.00)	(4,700,000.00)	2-Jul-19	15-Jul-19	13-Jul-20

	BOND/BUY USD/IBRD/GDIF/0423USDSTR03	0000016635	USD	(5,000,000.00)	(5,000,000.00)	9-Jul-19	25-Jul-19	25-Apr-23

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016652	USD	(9,000,000.00)	(9,000,000.00)	19-Jul-19	26-Jul-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016656	USD	(5,000,000.00)	(5,000,000.00)	22-Jul-19	29-Jul-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016677	USD	(22,496,000.00)	(22,496,000.00)	31-Jul-19	7-Aug-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016678	USD	(8,806,000.00)	(8,806,000.00)	31-Jul-19	7-Aug-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/1026USDSTR	0000016686	USD	(11,364,000.00)	(11,364,000.00)	31-Jul-19	9-Aug-19	20-Oct-26

	BOND/BUY USD/IBRD/GDIF/0226USDSTR	0000016657	USD	(40,000,000.00)	(40,000,000.00)	23-Jul-19	12-Aug-19	10-Feb-26

	BOND/BUY USD/IBRD/GDIF/0223USDSTR03	0000016666	USD	(50,000,000.00)	(50,000,000.00)	26-Jul-19	15-Aug-19	15-Feb-23

	BOND/BUY USD/IBRD/GDIF/0522USDSTR04	0000016668	USD	(500,000,000.00)	(500,000,000.00)	29-Jul-19	16-Aug-19	16-May-22

	BOND/BUY USD/IBRD/GDIF/0524USDSTR03	0000016679	USD	(400,000,000.00)	(400,000,000.00)	31-Jul-19	21-Aug-19	21-May-24

	BOND/BUY USD/IBRD/GDIF/0827USDSTR01	0000016680	USD	(20,000,000.00)	(20,000,000.00)	1-Aug-19	22-Aug-19	22-Aug-27

	BOND/BUY USD/IBRD/GDIF/0524USDSTR05	0000016681	USD	(600,000,000.00)	(600,000,000.00)	1-Aug-19	22-Aug-19	22-May-24

	BOND/BUY USD/IBRD/GDIF/0822USDSTR05	0000016683	USD	(100,000,000.00)	(100,000,000.00)	5-Aug-19	23-Aug-19	23-Aug-22

	BOND/BUY USD/IBRD/GDIF/0226USDSTR03	0000016682	USD	(5,000,000.00)	(5,000,000.00)	5-Aug-19	27-Aug-19	25-Feb-26

	BOND/BUY USD/IBRD/GDIF/0226USDSTR01	0000016684	USD	(40,000,000.00)	(40,000,000.00)	5-Aug-19	27-Aug-19	26-Feb-26

	BOND/BUY USD/IBRD/GDIF/0822USDSTR04	0000016687	USD	(200,000,000.00)	(200,000,000.00)	7-Aug-19	28-Aug-19	28-Aug-22

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016714	USD	(10,000,000.00)	(10,000,000.00)	21-Aug-19	29-Aug-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/0322USDSTR08	0000016703	USD	(300,000,000.00)	(300,000,000.00)	16-Aug-19	4-Sep-19	4-Mar-22

	BOND/BUY USD/IBRD/GDIF/0624USDSTR03	0000016700	USD	(700,000,000.00)	(700,000,000.00)	14-Aug-19	5-Sep-19	5-Jun-24

	BOND/BUY USD/IBRD/GDIF/0326USDSTR03	0000016701	USD	(100,000,000.00)	(100,000,000.00)	14-Aug-19	6-Sep-19	6-Mar-26

	BOND/BUY USD/IBRD/GDIF/0622USDSTR05	0000016711	USD	(300,000,000.00)	(300,000,000.00)	20-Aug-19	9-Sep-19	7-Jun-22

	BOND/BUY USD/IBRD/GDIF/0629USDSTR01	0000016696	USD	(250,000,000.00)	(250,000,000.00)	13-Aug-19	11-Sep-19	11-Jun-29

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016751	USD	(6,000,000.00)	(6,000,000.00)	5-Sep-19	12-Sep-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/0624USDSTR04	0000016723	USD	(500,000,000.00)	(500,000,000.00)	23-Aug-19	13-Sep-19	13-Jun-24

	BOND/BUY USD/IBRD/GDIF/0734USDSTR04	0000016752	USD	(937,000.00)	(937,000.00)	6-Sep-19	13-Sep-19	31-Jul-34

	BOND/BUY USD/IBRD/GDIF/0322USDSTR07	0000016722	USD	(1,306,000.00)	(1,306,000.00)	22-Aug-19	16-Sep-19	15-Mar-22

	BOND/BUY USD/IBRD/GDIF/0923USDSTR03	0000016725	USD	(7,410,000.00)	(7,410,000.00)	26-Aug-19	16-Sep-19	15-Sep-23

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016756	USD	(9,116,000.00)	(9,116,000.00)	9-Sep-19	16-Sep-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016757	USD	(22,378,000.00)	(22,378,000.00)	9-Sep-19	16-Sep-19	31-May-26

	BOND/BUY USD/IBRD/GDIF/1026USDSTR	0000016761	USD	(8,334,000.00)	(8,334,000.00)	10-Sep-19	17-Sep-19	20-Oct-26

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016769	USD	(3,000,000.00)	(3,000,000.00)	11-Sep-19	18-Sep-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0927USDSTR02	0000016741	USD	(1,350,000.00)	(1,350,000.00)	3-Sep-19	23-Sep-19	21-Sep-27

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/BUY USD/IBRD/GDIF/0321USDSTR02	0000016742	USD	(100,000,000.00)	(100,000,000.00)	3-Sep-19	23-Sep-19	23-Mar-21

	BOND/BUY USD/IBRD/GDIF/0931USDSTR01	0000016755	USD	(25,000,000.00)	(25,000,000.00)	6-Sep-19	26-Sep-19	26-Sep-31

	BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016796	USD	(10,244,000.00)	(10,244,000.00)	20-Sep-19	27-Sep-19	11-Aug-26

	BOND/BUY USD/IBRD/GDIF/0927USDSTR03	0000016758	USD	(10,000,000.00)	(10,000,000.00)	9-Sep-19	30-Sep-19	28-Sep-27

	BOND/BUY USD/IBRD/GDIF/0624USDSTR05	0000016759	USD	(750,000,000.00)	(750,000,000.00)	10-Sep-19	30-Sep-19	28-Jun-24

	BOND/BUY USD/IBRD/GDIF/0737USDSTR01	0000016591	USD	(91,000,000.00)	(91,000,000.00)	14-Jun-19	8-Jul-19	7-Jul-37

	BOND/BUY USD/IBRD/GDIF/0936USDSTR03	0000016735	USD	(16,660,000.00)	(16,660,000.00)	28-Aug-19	23-Sep-19	23-Sep-36

Sub-total Early Retirement				(5,306,417,000.00)	(5,306,417,000.00)

Total Early Retirement					(5,355,928,838.46)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01 2019 through September 30 2019

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010407291	USD	50,000,000.00	50,000,000.00	1-Jul-19	1-Jul-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL19	0010407297	USD	200,000,000.00	200,000,000.00	1-Jul-19	1-Jul-19	31-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS3SEP19	0010407329	USD	200,000,000.00	200,000,000.00	2-Jul-19	2-Jul-19	3-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9JUL19	0010407331	USD	90,000,000.00	90,000,000.00	2-Jul-19	2-Jul-19	9-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010407339	USD	100,000,000.00	100,000,000.00	2-Jul-19	3-Jul-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010407360	USD	100,000,000.00	100,000,000.00	3-Jul-19	3-Jul-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010407361	USD	100,000,000.00	100,000,000.00	3-Jul-19	8-Jul-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JUL19	0010407569	USD	300,000,000.00	300,000,000.00	9-Jul-19	9-Jul-19	10-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010407570	USD	100,000,000.00	100,000,000.00	9-Jul-19	9-Jul-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL19	0010407572	USD	20,000,000.00	20,000,000.00	9-Jul-19	9-Jul-19	31-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010407573	USD	48,000,000.00	48,000,000.00	9-Jul-19	9-Jul-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS6SEP19	0010407574	USD	200,000,000.00	200,000,000.00	9-Jul-19	9-Jul-19	6-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9AUG19	0010407581	USD	200,000,000.00	200,000,000.00	9-Jul-19	9-Jul-19	9-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010407583	USD	2,500,000.00	2,500,000.00	9-Jul-19	9-Jul-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010407584	USD	25,000,000.00	25,000,000.00	9-Jul-19	10-Jul-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL19	0010407642	USD	20,000,000.00	20,000,000.00	10-Jul-19	10-Jul-19	31-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS6AUG19	0010407643	USD	179,000,000.00	179,000,000.00	10-Jul-19	10-Jul-19	6-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS11JUL19	0010407653	USD	300,000,000.00	300,000,000.00	10-Jul-19	10-Jul-19	11-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS4SEP19	0010407654	USD	100,000,000.00	100,000,000.00	10-Jul-19	10-Jul-19	4-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010407980	USD	100,000,000.00	100,000,000.00	12-Jul-19	12-Jul-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16JUL19	0010408070	USD	100,000,000.00	100,000,000.00	15-Jul-19	15-Jul-19	16-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010408072	USD	200,000,000.00	200,000,000.00	15-Jul-19	15-Jul-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010408064	USD	25,000,000.00	25,000,000.00	15-Jul-19	16-Jul-19	3-Feb-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS17OCT19	0010408071	USD	50,000,000.00	50,000,000.00	15-Jul-19	16-Jul-19	17-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS11SEP19	0010408155	USD	105,000,000.00	105,000,000.00	16-Jul-19	16-Jul-19	11-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS18OCT19	0010408141	USD	100,000,000.00	100,000,000.00	16-Jul-19	17-Jul-19	18-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN20	0010408157	USD	300,000,000.00	300,000,000.00	16-Jul-19	17-Jul-19	15-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408271	USD	50,000,000.00	50,000,000.00	17-Jul-19	17-Jul-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS13AUG19	0010408277	USD	100,000,000.00	100,000,000.00	17-Jul-19	18-Jul-19	13-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN20	0010408278	USD	10,000,000.00	10,000,000.00	17-Jul-19	19-Jul-19	2-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010408290	USD	5,000,000.00	5,000,000.00	18-Jul-19	19-Jul-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408345	USD	30,000,000.00	30,000,000.00	19-Jul-19	19-Jul-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS20SEP19	0010408349	USD	30,000,000.00	30,000,000.00	19-Jul-19	19-Jul-19	20-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010408381	USD	100,000,000.00	100,000,000.00	22-Jul-19	22-Jul-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS20AUG19	0010408386	USD	150,000,000.00	150,000,000.00	22-Jul-19	22-Jul-19	20-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010408388	USD	122,000,000.00	122,000,000.00	22-Jul-19	22-Jul-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP19	0010408389	USD	150,000,000.00	150,000,000.00	22-Jul-19	22-Jul-19	10-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS19AUG19	0010408395	USD	5,211,000.00	5,211,000.00	22-Jul-19	22-Jul-19	19-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408363	USD	45,500,000.00	45,500,000.00	22-Jul-19	23-Jul-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS27AUG19	0010408364	USD	40,000,000.00	40,000,000.00	22-Jul-19	23-Jul-19	27-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010408407	USD	25,000,000.00	25,000,000.00	23-Jul-19	23-Jul-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP19	0010408412	USD	160,000,000.00	160,000,000.00	23-Jul-19	23-Jul-19	25-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS27SEP19	0010408413	USD	200,000,000.00	200,000,000.00	23-Jul-19	23-Jul-19	27-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16AUG19	0010408406	USD	15,000,000.00	15,000,000.00	23-Jul-19	24-Jul-19	16-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010408441	USD	100,000,000.00	100,000,000.00	24-Jul-19	24-Jul-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010408449	USD	100,000,000.00	100,000,000.00	24-Jul-19	24-Jul-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS12NOV19	0010408461	USD	2,000,000.00	2,000,000.00	24-Jul-19	24-Jul-19	12-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010408473	USD	250,000,000.00	250,000,000.00	25-Jul-19	25-Jul-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS26SEP19	0010408474	USD	250,000,000.00	250,000,000.00	25-Jul-19	25-Jul-19	26-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010408466	USD	4,300,000.00	4,300,000.00	25-Jul-19	26-Jul-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010408488	USD	100,000,000.00	100,000,000.00	26-Jul-19	26-Jul-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010408584	USD	200,000,000.00	200,000,000.00	31-Jul-19	1-Aug-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408894	USD	283,000,000.00	283,000,000.00	1-Aug-19	1-Aug-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010408918	USD	113,000,000.00	113,000,000.00	2-Aug-19	2-Aug-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010408976	USD	25,000,000.00	25,000,000.00	6-Aug-19	6-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS26AUG19	0010408980	USD	150,000,000.00	150,000,000.00	6-Aug-19	6-Aug-19	26-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS23AUG19	0010408981	USD	175,000,000.00	175,000,000.00	6-Aug-19	6-Aug-19	23-Aug-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010408970	USD	45,000,000.00	45,000,000.00	6-Aug-19	7-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS20SEP19	0010409005	USD	50,000,000.00	50,000,000.00	7-Aug-19	7-Aug-19	20-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010409011	USD	100,000,000.00	100,000,000.00	7-Aug-19	7-Aug-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT19	0010409012	USD	150,000,000.00	150,000,000.00	7-Aug-19	7-Aug-19	15-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409053	USD	75,000,000.00	75,000,000.00	8-Aug-19	8-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB20	0010409086	USD	100,000,000.00	100,000,000.00	8-Aug-19	8-Aug-19	28-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010409088	USD	30,000,000.00	30,000,000.00	8-Aug-19	8-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010409291	USD	3,800,000.00	3,800,000.00	9-Aug-19	9-Aug-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS21NOV19	0010409297	USD	30,000,000.00	30,000,000.00	9-Aug-19	9-Aug-19	21-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010409321	USD	50,000,000.00	50,000,000.00	12-Aug-19	12-Aug-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409322	USD	200,000,000.00	200,000,000.00	12-Aug-19	12-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV19	0010409328	USD	50,000,000.00	50,000,000.00	12-Aug-19	12-Aug-19	18-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010409309	USD	25,000,000.00	25,000,000.00	12-Aug-19	13-Aug-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409310	USD	25,000,000.00	25,000,000.00	12-Aug-19	13-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010409333	USD	1,000,000,000.00	1,000,000,000.00	12-Aug-19	13-Aug-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010409342	USD	18,056,000.00	18,056,000.00	13-Aug-19	13-Aug-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV19	0010409345	USD	50,000,000.00	50,000,000.00	13-Aug-19	13-Aug-19	26-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409362	USD	25,000,000.00	25,000,000.00	13-Aug-19	13-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409367	USD	110,000,000.00	110,000,000.00	13-Aug-19	13-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS23SEP19	0010409334	USD	1,000,000,000.00	1,000,000,000.00	12-Aug-19	14-Aug-19	23-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS18SEP19	0010409368	USD	167,338,000.00	167,338,000.00	13-Aug-19	14-Aug-19	18-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409399	USD	9,800,000.00	9,800,000.00	14-Aug-19	14-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010409405	USD	200,000,000.00	200,000,000.00	14-Aug-19	14-Aug-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010409406	USD	150,000,000.00	150,000,000.00	14-Aug-19	14-Aug-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS27SEP19	0010409408	USD	350,000,000.00	350,000,000.00	14-Aug-19	14-Aug-19	27-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010409414	USD	67,700,000.00	67,700,000.00	14-Aug-19	15-Aug-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV19	0010409421	USD	7,750,000.00	7,750,000.00	14-Aug-19	15-Aug-19	19-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT19	0010409494	USD	20,000,000.00	20,000,000.00	15-Aug-19	15-Aug-19	22-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409499	USD	50,000,000.00	50,000,000.00	15-Aug-19	15-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010409500	USD	100,000,000.00	100,000,000.00	15-Aug-19	15-Aug-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409504	USD	2,000,000.00	2,000,000.00	15-Aug-19	15-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS16AUG19	0010409531	USD	100,000,000.00	100,000,000.00	15-Aug-19	15-Aug-19	16-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409493	USD	300,000,000.00	300,000,000.00	15-Aug-19	16-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010409498	USD	35,000,000.00	35,000,000.00	15-Aug-19	16-Aug-19	27-Nov-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010409533	USD	20,000,000.00	20,000,000.00	15-Aug-19	16-Aug-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010409625	USD	4,860,000.00	4,860,000.00	16-Aug-19	16-Aug-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV19	0010409530	USD	100,000,000.00	100,000,000.00	15-Aug-19	19-Aug-19	27-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV19	0010409616	USD	200,000,000.00	200,000,000.00	16-Aug-19	19-Aug-19	25-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV19	0010409617	USD	200,000,000.00	200,000,000.00	16-Aug-19	19-Aug-19	26-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB20	0010409770	USD	100,000,000.00	100,000,000.00	19-Aug-19	19-Aug-19	28-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409771	USD	165,000,000.00	165,000,000.00	19-Aug-19	19-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP19	0010409772	USD	4,565,000.00	4,565,000.00	19-Aug-19	19-Aug-19	9-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409390	USD	100,000,000.00	100,000,000.00	14-Aug-19	20-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS21AUG19	0010409779	USD	294,000,000.00	294,000,000.00	20-Aug-19	20-Aug-19	21-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS20NOV19	0010409778	USD	35,000,000.00	35,000,000.00	20-Aug-19	21-Aug-19	20-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409785	USD	100,000,000.00	100,000,000.00	20-Aug-19	21-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP19	0010409808	USD	46,435,000.00	46,435,000.00	21-Aug-19	21-Aug-19	9-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS28AUG19	0010409815	USD	30,000,000.00	30,000,000.00	21-Aug-19	21-Aug-19	28-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS28FEB20	0010409838	USD	100,000,000.00	100,000,000.00	22-Aug-19	22-Aug-19	28-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409841	USD	219,000,000.00	219,000,000.00	22-Aug-19	22-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010409837	USD	11,104,000.00	11,104,000.00	22-Aug-19	23-Aug-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV19	0010409862	USD	175,000,000.00	175,000,000.00	26-Aug-19	26-Aug-19	8-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010409890	USD	167,000,000.00	167,000,000.00	27-Aug-19	27-Aug-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS7OCT19	0010409919	USD	20,000,000.00	20,000,000.00	28-Aug-19	28-Aug-19	7-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010409920	USD	20,000,000.00	20,000,000.00	28-Aug-19	28-Aug-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS29AUG19	0010409945	USD	300,000,000.00	300,000,000.00	28-Aug-19	28-Aug-19	29-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC19	0010409973	USD	190,000,000.00	190,000,000.00	28-Aug-19	28-Aug-19	13-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT19	0010409975	USD	50,000,000.00	50,000,000.00	28-Aug-19	28-Aug-19	21-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT19	0010409921	USD	25,000,000.00	25,000,000.00	28-Aug-19	29-Aug-19	24-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010410041	USD	30,000,000.00	30,000,000.00	29-Aug-19	29-Aug-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010410083	USD	25,000,000.00	25,000,000.00	29-Aug-19	29-Aug-19	30-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010409930	USD	33,210,000.00	33,210,000.00	28-Aug-19	3-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010410016	USD	25,000,000.00	25,000,000.00	29-Aug-19	3-Sep-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010410224	USD	50,000,000.00	50,000,000.00	30-Aug-19	3-Sep-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010410641	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS17SEP19	0010410646	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	17-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS18SEP19	0010410648	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	18-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010410649	USD	80,000,000.00	80,000,000.00	3-Sep-19	3-Sep-19	30-Sep-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010410650	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS27SEP19	0010410652	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	27-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010410653	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	30-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010410664	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010410676	USD	30,000,000.00	30,000,000.00	3-Sep-19	3-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010410681	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP19	0010410682	USD	10,000,000.00	10,000,000.00	3-Sep-19	3-Sep-19	10-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010410683	USD	20,000,000.00	20,000,000.00	3-Sep-19	3-Sep-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT19	0010410706	USD	2,000,000.00	2,000,000.00	3-Sep-19	3-Sep-19	28-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010410708	USD	30,000,000.00	30,000,000.00	3-Sep-19	4-Sep-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT19	0010410744	USD	13,703,000.00	13,703,000.00	4-Sep-19	4-Sep-19	29-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS23SEP19	0010410801	USD	10,000,000.00	10,000,000.00	4-Sep-19	4-Sep-19	23-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010410810	USD	152,000,000.00	152,000,000.00	4-Sep-19	4-Sep-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS7OCT19	0010410875	USD	90,000,000.00	90,000,000.00	5-Sep-19	5-Sep-19	7-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT19	0010410877	USD	10,030,000.00	10,030,000.00	5-Sep-19	5-Sep-19	29-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS10OCT19	0010410888	USD	5,000,000.00	5,000,000.00	5-Sep-19	5-Sep-19	10-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS6SEP19	0010410890	USD	250,000,000.00	250,000,000.00	5-Sep-19	5-Sep-19	6-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT19	0010410881	USD	50,000,000.00	50,000,000.00	5-Sep-19	6-Sep-19	9-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS8OCT19	0010411015	USD	20,182,000.00	20,182,000.00	6-Sep-19	6-Sep-19	8-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP19	0010411029	USD	345,536,000.00	345,536,000.00	6-Sep-19	6-Sep-19	9-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT19	0010411032	USD	220,000,000.00	220,000,000.00	6-Sep-19	6-Sep-19	9-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT19	0010411038	USD	34,300,000.00	34,300,000.00	6-Sep-19	6-Sep-19	9-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV19	0010411028	USD	250,000,000.00	250,000,000.00	6-Sep-19	9-Sep-19	1-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN20	0010411130	USD	3,500,000.00	3,500,000.00	9-Sep-19	9-Sep-19	27-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV19	0010411407	USD	10,031,000.00	10,031,000.00	10-Sep-19	10-Sep-19	5-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV19	0010411438	USD	15,911,000.00	15,911,000.00	10-Sep-19	10-Sep-19	13-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010411501	USD	25,000,000.00	25,000,000.00	11-Sep-19	11-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010411581	USD	25,000,000.00	25,000,000.00	12-Sep-19	12-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010411598	USD	200,000,000.00	200,000,000.00	12-Sep-19	12-Sep-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010411736	USD	300,000,000.00	300,000,000.00	13-Sep-19	13-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010411737	USD	145,000,000.00	145,000,000.00	13-Sep-19	13-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC19	0010411739	USD	200,000,000.00	200,000,000.00	13-Sep-19	13-Sep-19	13-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS29NOV19	0010411741	USD	30,000,000.00	30,000,000.00	13-Sep-19	13-Sep-19	29-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC19	0010411746	USD	147,000,000.00	147,000,000.00	13-Sep-19	13-Sep-19	6-Dec-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412038	USD	20,000,000.00	20,000,000.00	18-Sep-19	19-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412046	USD	50,000,000.00	50,000,000.00	18-Sep-19	19-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT19	0010412060	USD	250,000,000.00	250,000,000.00	19-Sep-19	19-Sep-19	31-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV19	0010412061	USD	35,000,000.00	35,000,000.00	19-Sep-19	19-Sep-19	19-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS4NOV19	0010412062	USD	105,000,000.00	105,000,000.00	19-Sep-19	19-Sep-19	4-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010412063	USD	100,000,000.00	100,000,000.00	19-Sep-19	19-Sep-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412045	USD	12,293,000.00	12,293,000.00	18-Sep-19	20-Sep-19	15-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS22NOV19	0010412064	USD	50,000,000.00	50,000,000.00	19-Sep-19	20-Sep-19	22-Nov-19

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN20	0010412095	USD	15,000,000.00	15,000,000.00	20-Sep-19	20-Sep-19	27-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT19	0010412099	USD	10,500,000.00	10,500,000.00	20-Sep-19	20-Sep-19	1-Oct-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412100	USD	20,000,000.00	20,000,000.00	20-Sep-19	23-Sep-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS9DEC19	0010412104	USD	50,000,000.00	50,000,000.00	23-Sep-19	23-Sep-19	9-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS9DEC19	0010412105	USD	25,000,000.00	25,000,000.00	23-Sep-19	23-Sep-19	9-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS24SEP19	0010412108	USD	300,000,000.00	300,000,000.00	23-Sep-19	23-Sep-19	24-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC19	0010412107	USD	32,260,000.00	32,260,000.00	23-Sep-19	24-Sep-19	20-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP19	0010412196	USD	300,000,000.00	300,000,000.00	24-Sep-19	24-Sep-19	25-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP19	0010412198	USD	58,692,000.00	58,692,000.00	24-Sep-19	24-Sep-19	25-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10FEB20	0010412244	USD	3,000,000.00	3,000,000.00	24-Sep-19	25-Sep-19	10-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS24JAN20	0010412307	USD	100,000,000.00	100,000,000.00	25-Sep-19	25-Sep-19	24-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC19	0010412195	USD	45,000,000.00	45,000,000.00	24-Sep-19	26-Sep-19	10-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010412311	USD	200,000,000.00	200,000,000.00	25-Sep-19	26-Sep-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS6JAN20	0010412349	USD	30,000,000.00	30,000,000.00	26-Sep-19	26-Sep-19	6-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412360	USD	25,000,000.00	25,000,000.00	26-Sep-19	26-Sep-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS16JAN20	0010412361	USD	20,000,000.00	20,000,000.00	26-Sep-19	26-Sep-19	16-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB20	0010412405	USD	15,530,000.00	15,530,000.00	26-Sep-19	26-Sep-19	3-Feb-20

	DIN/SELL USD/IBRD/DIN IBRDUS23JAN20	0010412374	USD	20,000,000.00	20,000,000.00	26-Sep-19	27-Sep-19	23-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31JAN20	0010412363	USD	10,900,000.00	10,900,000.00	26-Sep-19	30-Sep-19	31-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN20	0010412376	USD	10,000,000.00	10,000,000.00	26-Sep-19	30-Sep-19	15-Jan-20

	DIN/SELL USD/IBRD/DIN IBRDUS31DEC19	0010412427	USD	30,000,000.00	30,000,000.00	27-Sep-19	30-Sep-19	31-Dec-19

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV19	0010412462	USD	30,000,000.00	30,000,000.00	30-Sep-19	30-Sep-19	15-Nov-19

Sub-total New Borrowings				18,698,497,000.00	18,698,497,000.00

Total New Borrowings					18,698,497,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010399045	USD	(100,000,000.00)	(100,000,000.00)	11-Feb-19	12-Feb-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399399	USD	(4,000,000.00)	(4,000,000.00)	14-Feb-19	15-Feb-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JUL19	0010399406	USD	(20,000,000.00)	(20,000,000.00)	14-Feb-19	15-Feb-19	2-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399496	USD	(2,500,000.00)	(2,500,000.00)	15-Feb-19	15-Feb-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010399683	USD	(25,000,000.00)	(25,000,000.00)	26-Feb-19	26-Feb-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUL19	0010399684	USD	(25,000,000.00)	(25,000,000.00)	26-Feb-19	26-Feb-19	25-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399694	USD	(100,000,000.00)	(100,000,000.00)	26-Feb-19	26-Feb-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JUL19	0010399715	USD	(20,000,000.00)	(20,000,000.00)	27-Feb-19	27-Feb-19	8-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010399716	USD	(20,000,000.00)	(20,000,000.00)	27-Feb-19	27-Feb-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16JUL19	0010399719	USD	(20,000,000.00)	(20,000,000.00)	27-Feb-19	27-Feb-19	16-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010399874	USD	(20,000,000.00)	(20,000,000.00)	28-Feb-19	28-Feb-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010399882	USD	(40,000,000.00)	(40,000,000.00)	28-Feb-19	1-Mar-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS11JUL19	0010400168	USD	(20,000,000.00)	(20,000,000.00)	1-Mar-19	4-Mar-19	11-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010400467	USD	(100,000,000.00)	(100,000,000.00)	7-Mar-19	7-Mar-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS23JUL19	0010400579	USD	(25,000,000.00)	(25,000,000.00)	8-Mar-19	8-Mar-19	23-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL19	0010400621	USD	(14,000,000.00)	(14,000,000.00)	8-Mar-19	8-Mar-19	24-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010400663	USD	(200,000,000.00)	(200,000,000.00)	11-Mar-19	11-Mar-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010400690	USD	(220,000,000.00)	(220,000,000.00)	12-Mar-19	12-Mar-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL19	0010400857	USD	(100,000,000.00)	(100,000,000.00)	15-Mar-19	15-Mar-19	24-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010400938	USD	(200,000,000.00)	(200,000,000.00)	18-Mar-19	18-Mar-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010401003	USD	(100,000,000.00)	(100,000,000.00)	18-Mar-19	19-Mar-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16AUG19	0010401132	USD	(10,000,000.00)	(10,000,000.00)	19-Mar-19	19-Mar-19	16-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010401160	USD	(20,000,000.00)	(20,000,000.00)	20-Mar-19	20-Mar-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010401188	USD	(20,000,000.00)	(20,000,000.00)	21-Mar-19	21-Mar-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010401189	USD	(20,000,000.00)	(20,000,000.00)	21-Mar-19	21-Mar-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010401193	USD	(8,800,000.00)	(8,800,000.00)	21-Mar-19	22-Mar-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS3SEP19	0010401224	USD	(200,000,000.00)	(200,000,000.00)	21-Mar-19	22-Mar-19	3-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010401220	USD	(6,946,000.00)	(6,946,000.00)	21-Mar-19	25-Mar-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010401655	USD	(100,000,000.00)	(100,000,000.00)	1-Apr-19	1-Apr-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS12AUG19	0010401672	USD	(200,000,000.00)	(200,000,000.00)	1-Apr-19	2-Apr-19	12-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010401701	USD	(200,000,000.00)	(200,000,000.00)	1-Apr-19	2-Apr-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010401831	USD	(50,000,000.00)	(50,000,000.00)	3-Apr-19	3-Apr-19	1-Jul-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS6AUG19	0010401843	USD	(1,100,000.00)	(1,100,000.00)	3-Apr-19	3-Apr-19	6-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS30JUL19	0010401839	USD	(10,000,000.00)	(10,000,000.00)	3-Apr-19	4-Apr-19	30-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010401851	USD	(50,000,000.00)	(50,000,000.00)	4-Apr-19	4-Apr-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010401872	USD	(100,000,000.00)	(100,000,000.00)	4-Apr-19	4-Apr-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS26JUL19	0010401931	USD	(30,000,000.00)	(30,000,000.00)	5-Apr-19	5-Apr-19	26-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS30JUL19	0010402246	USD	(30,000,000.00)	(30,000,000.00)	8-Apr-19	8-Apr-19	30-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS29JUL19	0010402254	USD	(200,000,000.00)	(200,000,000.00)	8-Apr-19	9-Apr-19	29-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5AUG19	0010402292	USD	(200,000,000.00)	(200,000,000.00)	9-Apr-19	9-Apr-19	5-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010402241	USD	(10,000,000.00)	(10,000,000.00)	8-Apr-19	10-Apr-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010402242	USD	(25,000,000.00)	(25,000,000.00)	8-Apr-19	10-Apr-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010402377	USD	(25,000,000.00)	(25,000,000.00)	10-Apr-19	10-Apr-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010402392	USD	(15,000,000.00)	(15,000,000.00)	10-Apr-19	10-Apr-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010402425	USD	(6,500,000.00)	(6,500,000.00)	10-Apr-19	11-Apr-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010402393	USD	(4,000,000.00)	(4,000,000.00)	10-Apr-19	12-Apr-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010402394	USD	(4,000,000.00)	(4,000,000.00)	10-Apr-19	12-Apr-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010402395	USD	(7,000,000.00)	(7,000,000.00)	10-Apr-19	12-Apr-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JUL19	0010402576	USD	(2,000,000.00)	(2,000,000.00)	12-Apr-19	12-Apr-19	8-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS2AUG19	0010402592	USD	(100,000,000.00)	(100,000,000.00)	12-Apr-19	12-Apr-19	2-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010402440	USD	(50,000,000.00)	(50,000,000.00)	11-Apr-19	15-Apr-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JUL19	0010402631	USD	(100,000,000.00)	(100,000,000.00)	15-Apr-19	15-Apr-19	17-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JUL19	0010402633	USD	(100,000,000.00)	(100,000,000.00)	15-Apr-19	15-Apr-19	17-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JUL19	0010402634	USD	(100,000,000.00)	(100,000,000.00)	15-Apr-19	15-Apr-19	2-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS24JUL19	0010402860	USD	(100,000,000.00)	(100,000,000.00)	18-Apr-19	18-Apr-19	24-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS2AUG19	0010402918	USD	(100,000,000.00)	(100,000,000.00)	23-Apr-19	23-Apr-19	2-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010402923	USD	(6,946,000.00)	(6,946,000.00)	23-Apr-19	25-Apr-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUL19	0010402925	USD	(100,000,000.00)	(100,000,000.00)	23-Apr-19	25-Apr-19	25-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010402972	USD	(200,000,000.00)	(200,000,000.00)	24-Apr-19	25-Apr-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP19	0010403012	USD	(1,000,000.00)	(1,000,000.00)	25-Apr-19	25-Apr-19	10-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP19	0010403013	USD	(5,000,000.00)	(5,000,000.00)	25-Apr-19	25-Apr-19	10-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010403034	USD	(22,400,000.00)	(22,400,000.00)	26-Apr-19	26-Apr-19	30-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS19SEP19	0010403081	USD	(5,000,000.00)	(5,000,000.00)	29-Apr-19	29-Apr-19	19-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010403079	USD	(100,000,000.00)	(100,000,000.00)	29-Apr-19	30-Apr-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS5AUG19	0010403490	USD	(223,000,000.00)	(223,000,000.00)	2-May-19	2-May-19	5-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JUL19	0010403552	USD	(120,000,000.00)	(120,000,000.00)	3-May-19	3-May-19	8-Jul-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS8JUL19	0010403553	USD	(25,000,000.00)	(25,000,000.00)	3-May-19	6-May-19	8-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS9JUL19	0010403561	USD	(25,000,000.00)	(25,000,000.00)	6-May-19	6-May-19	9-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS6AUG19	0010403565	USD	(50,000,000.00)	(50,000,000.00)	6-May-19	7-May-19	6-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS5AUG19	0010403584	USD	(150,000,000.00)	(150,000,000.00)	7-May-19	7-May-19	5-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS5AUG19	0010403590	USD	(50,000,000.00)	(50,000,000.00)	7-May-19	7-May-19	5-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS3SEP19	0010403598	USD	(40,000,000.00)	(40,000,000.00)	7-May-19	7-May-19	3-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS3SEP19	0010403677	USD	(140,000,000.00)	(140,000,000.00)	8-May-19	8-May-19	3-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUL19	0010404202	USD	(100,000,000.00)	(100,000,000.00)	14-May-19	14-May-19	25-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010404210	USD	(100,000,000.00)	(100,000,000.00)	14-May-19	14-May-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUL19	0010404201	USD	(30,000,000.00)	(30,000,000.00)	14-May-19	15-May-19	25-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS14AUG19	0010404305	USD	(166,952,000.00)	(166,952,000.00)	16-May-19	16-May-19	14-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS1AUG19	0010404365	USD	(82,675,000.00)	(82,675,000.00)	16-May-19	16-May-19	1-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS16JUL19	0010404366	USD	(10,944,000.00)	(10,944,000.00)	16-May-19	16-May-19	16-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS27AUG19	0010404522	USD	(40,000,000.00)	(40,000,000.00)	20-May-19	20-May-19	27-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010404561	USD	(190,000,000.00)	(190,000,000.00)	21-May-19	21-May-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JUL19	0010404837	USD	(35,000,000.00)	(35,000,000.00)	30-May-19	30-May-19	17-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS1JUL19	0010404863	USD	(5,000,000.00)	(5,000,000.00)	30-May-19	3-Jun-19	1-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS19AUG19	0010405551	USD	(100,000,000.00)	(100,000,000.00)	5-Jun-19	5-Jun-19	19-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS5JUL19	0010405607	USD	(15,027,000.00)	(15,027,000.00)	6-Jun-19	6-Jun-19	5-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS9JUL19	0010405697	USD	(56,468,000.00)	(56,468,000.00)	7-Jun-19	7-Jun-19	9-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS17SEP19	0010405711	USD	(300,000,000.00)	(300,000,000.00)	7-Jun-19	10-Jun-19	17-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS2AUG19	0010405728	USD	(100,000,000.00)	(100,000,000.00)	10-Jun-19	10-Jun-19	2-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JUL19	0010405732	USD	(1,000,000.00)	(1,000,000.00)	10-Jun-19	10-Jun-19	25-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010405925	USD	(185,000,000.00)	(185,000,000.00)	11-Jun-19	11-Jun-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS20SEP19	0010405953	USD	(3,000,000.00)	(3,000,000.00)	11-Jun-19	11-Jun-19	20-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010406027	USD	(145,000,000.00)	(145,000,000.00)	12-Jun-19	12-Jun-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS6AUG19	0010406267	USD	(180,000,000.00)	(180,000,000.00)	13-Jun-19	13-Jun-19	6-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS23JUL19	0010406403	USD	(150,000,000.00)	(150,000,000.00)	17-Jun-19	17-Jun-19	23-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010406408	USD	(100,000,000.00)	(100,000,000.00)	17-Jun-19	18-Jun-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010406479	USD	(45,000,000.00)	(45,000,000.00)	17-Jun-19	18-Jun-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS6AUG19	0010406512	USD	(13,039,000.00)	(13,039,000.00)	18-Jun-19	18-Jun-19	6-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010406513	USD	(150,000,000.00)	(150,000,000.00)	18-Jun-19	18-Jun-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16JUL19	0010406587	USD	(150,000,000.00)	(150,000,000.00)	19-Jun-19	19-Jun-19	16-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS19JUL19	0010406588	USD	(140,000,000.00)	(140,000,000.00)	19-Jun-19	19-Jun-19	19-Jul-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL19	0010407297	USD	(200,000,000.00)	(200,000,000.00)	1-Jul-19	1-Jul-19	31-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS3SEP19	0010407329	USD	(200,000,000.00)	(200,000,000.00)	2-Jul-19	2-Jul-19	3-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9JUL19	0010407331	USD	(90,000,000.00)	(90,000,000.00)	2-Jul-19	2-Jul-19	9-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010407361	USD	(100,000,000.00)	(100,000,000.00)	3-Jul-19	8-Jul-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JUL19	0010407569	USD	(300,000,000.00)	(300,000,000.00)	9-Jul-19	9-Jul-19	10-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010407570	USD	(100,000,000.00)	(100,000,000.00)	9-Jul-19	9-Jul-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL19	0010407572	USD	(20,000,000.00)	(20,000,000.00)	9-Jul-19	9-Jul-19	31-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JUL19	0010407573	USD	(48,000,000.00)	(48,000,000.00)	9-Jul-19	9-Jul-19	22-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS6SEP19	0010407574	USD	(200,000,000.00)	(200,000,000.00)	9-Jul-19	9-Jul-19	6-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9AUG19	0010407581	USD	(200,000,000.00)	(200,000,000.00)	9-Jul-19	9-Jul-19	9-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010407583	USD	(2,500,000.00)	(2,500,000.00)	9-Jul-19	9-Jul-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS31JUL19	0010407642	USD	(20,000,000.00)	(20,000,000.00)	10-Jul-19	10-Jul-19	31-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS6AUG19	0010407643	USD	(179,000,000.00)	(179,000,000.00)	10-Jul-19	10-Jul-19	6-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS11JUL19	0010407653	USD	(300,000,000.00)	(300,000,000.00)	10-Jul-19	10-Jul-19	11-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS4SEP19	0010407654	USD	(100,000,000.00)	(100,000,000.00)	10-Jul-19	10-Jul-19	4-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JUL19	0010407980	USD	(100,000,000.00)	(100,000,000.00)	12-Jul-19	12-Jul-19	15-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS16JUL19	0010408070	USD	(100,000,000.00)	(100,000,000.00)	15-Jul-19	15-Jul-19	16-Jul-19

	DIN/SELL USD/IBRD/DIN IBRDUS11SEP19	0010408155	USD	(105,000,000.00)	(105,000,000.00)	16-Jul-19	16-Jul-19	11-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408271	USD	(50,000,000.00)	(50,000,000.00)	17-Jul-19	17-Jul-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS13AUG19	0010408277	USD	(100,000,000.00)	(100,000,000.00)	17-Jul-19	18-Jul-19	13-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408345	USD	(30,000,000.00)	(30,000,000.00)	19-Jul-19	19-Jul-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS20SEP19	0010408349	USD	(30,000,000.00)	(30,000,000.00)	19-Jul-19	19-Jul-19	20-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS20AUG19	0010408386	USD	(150,000,000.00)	(150,000,000.00)	22-Jul-19	22-Jul-19	20-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010408388	USD	(122,000,000.00)	(122,000,000.00)	22-Jul-19	22-Jul-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP19	0010408389	USD	(150,000,000.00)	(150,000,000.00)	22-Jul-19	22-Jul-19	10-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS19AUG19	0010408395	USD	(5,211,000.00)	(5,211,000.00)	22-Jul-19	22-Jul-19	19-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408363	USD	(45,500,000.00)	(45,500,000.00)	22-Jul-19	23-Jul-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS27AUG19	0010408364	USD	(40,000,000.00)	(40,000,000.00)	22-Jul-19	23-Jul-19	27-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP19	0010408412	USD	(160,000,000.00)	(160,000,000.00)	23-Jul-19	23-Jul-19	25-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS27SEP19	0010408413	USD	(200,000,000.00)	(200,000,000.00)	23-Jul-19	23-Jul-19	27-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16AUG19	0010408406	USD	(15,000,000.00)	(15,000,000.00)	23-Jul-19	24-Jul-19	16-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010408449	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-19	24-Jul-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010408473	USD	(250,000,000.00)	(250,000,000.00)	25-Jul-19	25-Jul-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS26SEP19	0010408474	USD	(250,000,000.00)	(250,000,000.00)	25-Jul-19	25-Jul-19	26-Sep-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010408584	USD	(200,000,000.00)	(200,000,000.00)	31-Jul-19	1-Aug-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30AUG19	0010408894	USD	(283,000,000.00)	(283,000,000.00)	1-Aug-19	1-Aug-19	30-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS26AUG19	0010408980	USD	(150,000,000.00)	(150,000,000.00)	6-Aug-19	6-Aug-19	26-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS23AUG19	0010408981	USD	(175,000,000.00)	(175,000,000.00)	6-Aug-19	6-Aug-19	23-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS20SEP19	0010409005	USD	(50,000,000.00)	(50,000,000.00)	7-Aug-19	7-Aug-19	20-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010409321	USD	(50,000,000.00)	(50,000,000.00)	12-Aug-19	12-Aug-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010409333	USD	(1,000,000,000.00)	(1,000,000,000.00)	12-Aug-19	13-Aug-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS23SEP19	0010409334	USD	(1,000,000,000.00)	(1,000,000,000.00)	12-Aug-19	14-Aug-19	23-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS18SEP19	0010409368	USD	(167,338,000.00)	(167,338,000.00)	13-Aug-19	14-Aug-19	18-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010409405	USD	(200,000,000.00)	(200,000,000.00)	14-Aug-19	14-Aug-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS15AUG19	0010409406	USD	(150,000,000.00)	(150,000,000.00)	14-Aug-19	14-Aug-19	15-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS27SEP19	0010409408	USD	(350,000,000.00)	(350,000,000.00)	14-Aug-19	14-Aug-19	27-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16AUG19	0010409531	USD	(100,000,000.00)	(100,000,000.00)	15-Aug-19	15-Aug-19	16-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP19	0010409772	USD	(4,565,000.00)	(4,565,000.00)	19-Aug-19	19-Aug-19	9-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS21AUG19	0010409779	USD	(294,000,000.00)	(294,000,000.00)	20-Aug-19	20-Aug-19	21-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP19	0010409808	USD	(46,435,000.00)	(46,435,000.00)	21-Aug-19	21-Aug-19	9-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS28AUG19	0010409815	USD	(30,000,000.00)	(30,000,000.00)	21-Aug-19	21-Aug-19	28-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS29AUG19	0010409945	USD	(300,000,000.00)	(300,000,000.00)	28-Aug-19	28-Aug-19	29-Aug-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010410083	USD	(25,000,000.00)	(25,000,000.00)	29-Aug-19	29-Aug-19	30-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010410641	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS17SEP19	0010410646	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	17-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS18SEP19	0010410648	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	18-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010410649	USD	(80,000,000.00)	(80,000,000.00)	3-Sep-19	3-Sep-19	30-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS12SEP19	0010410650	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	12-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS27SEP19	0010410652	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	27-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS30SEP19	0010410653	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	30-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010410664	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010410681	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS10SEP19	0010410682	USD	(10,000,000.00)	(10,000,000.00)	3-Sep-19	3-Sep-19	10-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010410683	USD	(20,000,000.00)	(20,000,000.00)	3-Sep-19	3-Sep-19	13-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS23SEP19	0010410801	USD	(10,000,000.00)	(10,000,000.00)	4-Sep-19	4-Sep-19	23-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS6SEP19	0010410890	USD	(250,000,000.00)	(250,000,000.00)	5-Sep-19	5-Sep-19	6-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS9SEP19	0010411029	USD	(345,536,000.00)	(345,536,000.00)	6-Sep-19	6-Sep-19	9-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS13SEP19	0010411598	USD	(200,000,000.00)	(200,000,000.00)	12-Sep-19	12-Sep-19	13-Sep-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010411736	USD	(300,000,000.00)	(300,000,000.00)	13-Sep-19	13-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS16SEP19	0010411737	USD	(145,000,000.00)	(145,000,000.00)	13-Sep-19	13-Sep-19	16-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS24SEP19	0010412108	USD	(300,000,000.00)	(300,000,000.00)	23-Sep-19	23-Sep-19	24-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP19	0010412196	USD	(300,000,000.00)	(300,000,000.00)	24-Sep-19	24-Sep-19	25-Sep-19

	DIN/SELL USD/IBRD/DIN IBRDUS25SEP19	0010412198	USD	(58,692,000.00)	(58,692,000.00)	24-Sep-19	24-Sep-19	25-Sep-19

Sub-total Maturing Borrowings				(18,255,074,000.00)	(18,255,074,000.00)

Total Maturing Borrowings					(18,255,074,000.00)